Exhibit 4.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

SEADRILL LIMITED,

AQUADRILL LLC,

and

SEADRILL MERGER SUB, LLC

Dated as of December 22, 2022

This document is intended solely to facilitate discussions among the parties identified herein. It is not intended to create, and will not be deemed to create, a legally binding or enforceable offer or agreement of any type or nature prior to the duly authorized and approved execution of this document by all such parties and the delivery of an executed copy hereof by all such parties to all other parties.

THIS DOCUMENT SHALL BE KEPT CONFIDENTIAL PURSUANT TO THE TERMS OF THE CONFIDENTIALITY AGREEMENT ENTERED INTO BY THE RECIPIENT HEREOF OR, IF APPLICABLE, ONE OF ITS AFFILIATES, WITH RESPECT TO THE SUBJECT MATTER HEREOF.

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Exhibits

Exhibit A – Form of Voting and Support Agreement

Exhibit B – Form of Written Consent

Exhibit C – Form of Registration Rights Agreement

Exhibit D – Form of Amended and Restated Limited Liability Company Agreement of the Surviving Company

Schedules

Schedule I – Final Exchange Ratio Calculations

Schedule II – Company Sale Bonus Calculation

Disclosure Letters

Company Disclosure Letter

Parent Disclosure Letter

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THIS AGREEMENT AND PLAN OF MERGER, dated as of December 22, 2022 (this “Agreement”), by and among Seadrill Limited, an exempted company limited by shares existing under the laws of Bermuda (“Parent”), Aquadrill LLC, a Marshall Islands limited liability company (“Company”), and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”). Capitalized terms that are used but are not otherwise defined herein shall have the meanings set forth in Section 1.1.

W I T N E S S E T H:

WHEREAS, as of the date hereof, Merger Sub is a direct wholly owned subsidiary of Parent;

WHEREAS, the parties intend that Merger Sub be merged with and into Company (the “Merger”), with Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has (i) approved, authorized and adopted this Agreement and the transactions detailed in and contemplated by this Agreement and (ii) resolved that it is fair to and in the best interests of Parent to consummate the transactions contemplated herein as contemplated by this Agreement;

WHEREAS, the Board of Directors of Company (the “Company Board”) has (i) approved, authorized and adopted this Agreement, (ii) resolved that it is advisable, fair to and in the best interests of Company and the Company Members to consummate the transactions contemplated by this Agreement, including the Merger in which the outstanding limited liability company interests of Company (other than any Cancelled Units) will be converted into the right to receive Parent Ordinary Shares, and (iii) resolved to submit this Agreement for the approval by the Company Members and determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Company Members vote to approve this Agreement;

WHEREAS, the sole member of Merger Sub (the “Merger Sub Member”) has (i) approved, authorized and adopted this Agreement, and (ii) resolved, upon the terms and subject to the conditions set forth in this Agreement, that it is advisable, fair to and in the best interests of Merger Sub and the Merger Sub Member to consummate the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the parties agree that (i) the Merger is intended to be treated for U.S. federal and applicable state income tax purposes (the “Intended Tax Treatment”) as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) Parent, Company, and Merger Sub each will be a party to such reorganization within the meaning of Section 368(b) of the Code, and (iii) each of Parent, Company, and Merger Sub hereby intend this Agreement to be, and be adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) for purposes of Sections 354, 361 and 368 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain Company Members entitled to vote are entering into a voting and support agreement substantially in the form attached as Exhibit A hereto (the “Voting and Support Agreement”), pursuant to which each such Company Member has agreed, among other things, to provide its written consent to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby, including the Merger;

WHEREAS, it is intended that this Agreement will be adopted by the Company Member Approval, in the form of the Written Consent attached hereto as Exhibit B, immediately following the execution and delivery of this Agreement by all parties;

WHEREAS, Parent and Company intend that certain of the Parent Ordinary Shares to be issued as the Aggregate Merger Consideration will be issued in a transaction exempt from registration under the Securities Act, by reason of Section 4(a)(2) of the Securities Act, Rule 506 of Regulation D promulgated by the SEC thereunder (“Regulation D”) or other available exemption; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound by this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) As used in this Agreement, the following terms have the following respective meanings:

“Act” means the Limited Liability Company Act of 1996 of the Republic of the Marshall Islands, as amended, supplemented or restated from time to time, and any successor statute.

“Action” means any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, by or before, or that is threatened to be taken before, any Governmental Entity.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, through one or more intermediaries, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Aggregate Merger Consideration” means 30,645,160 Parent Ordinary Shares; provided, that such number of shares may be reduced as a result of the Cash Election, but such reduction shall not be taken into account for purposes of, and shall not impact, the calculations of exchange ratios set forth in Schedule I and Schedule II hereto.

“AGM” has the meaning set forth in Section 2.5(a).

“Agreement” has the meaning set forth in the Preamble.

“Alternate Proposal” has the meaning set forth in Section 2.5(d).

“Antitrust Authority” means the U.S. Federal Trade Commission, the Antitrust Division of the U.S. Department of Justice, any attorney general of any state of the United States or any other Governmental Entity of any jurisdiction with responsibility for enforcing any Antitrust Laws.

“Antitrust Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization, lessening of competition, restraining trade or abusing a dominant position, including but not limited to, the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any law, rule, or regulation requiring or permitting parties to submit any notification or filing to an Antitrust Authority regarding any transaction, merger, amalgamation, acquisition or joint venture.

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in London, England, Oslo, Norway, New York, New York, Houston, Texas, Bermuda or the Republic of the Marshall Islands are authorized or required by law or executive order to be closed for general banking business.

“Bye-Law Amendment Proposal” has the meaning set forth in Section 2.5(a).

“Cancelled Units” has the meaning set forth in Section 3.1(b).

“Cash Election” has the meaning set forth in Section 3.4(a)(iii).

“Cash Percentage” has the meaning set forth in Section 3.4(a)(iii).

“Certificate of Merger” has the meaning set forth in Section 2.2(a).

“Certificates” or “Company Certificates” has the meaning set forth in Section 3.1(d).

“Closing” has the meaning set forth in Section 2.3.

“Closing Date” has the meaning set forth in Section 2.3.

“Code” means the U.S. Internal Revenue Code of 1986, as amended (including any successor statute).

“Company” has the meaning set forth in the Preamble.

“Company Alternative Proposal” means any bona fide proposal or offer made by any Person other than Parent, Merger Sub and their Affiliates for (a) a merger, amalgamation, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Company, (b) the direct or indirect acquisition by any Person (including by any asset acquisition, joint venture or similar transaction) of more than twenty percent of the assets of Company and its Subsidiaries, on a consolidated basis, (c) the direct or indirect acquisition by any Person of more than twenty percent of Company’s equity securities or of the voting power of the issued and outstanding Company Common Units, including any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent or more of Company’s equity securities or shares with twenty percent or more of the voting power of the issued and outstanding Company Common Units, or (d) any combination of the foregoing, in each case of clauses (a) through (c) whether in a single transaction or a series of related transactions.

“Company Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” (within the meaning of Section 3(1) of ERISA), any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), or any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), in each case, whether or not such plans are subject to ERISA, and any bonus, incentive, retention, deferred compensation, severance, termination, retirement, supplemental retirement, vacation, stock purchase, stock option, restricted stock, stock appreciation right, stock-based or other equity-based compensation, profit sharing, employment, consulting, change of control, insurance, medical, welfare, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any (i) Multiemployer Plan; and (ii) plan mandated by Law to be contributed to by Company or any of its Subsidiaries that is maintained by any Governmental Entity or other third party unrelated to Company and its Subsidiaries), in each case, that is sponsored, maintained, contributed to or required to be contributed to, by Company or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or consultants of Company or its Subsidiaries or with respect to which Company or any of its Subsidiaries have any liability.

“Company Bermuda Subsidiaries” means Aquadrill Vencedor Ltd., Aquadrill Leo Ltd., Aquadrill Ghana Operations Ltd., Aquadrill Deepwater Services Ltd., Aquadrill Polaris Ltd., Aquadrill T-15 Ltd., Aquadrill T-16 Ltd., and Aquadrill Contracting Ltd.

“Company Board” has the meaning set forth in the Recitals.

“Company Book-Entry Units” or “Book-Entry Units” has the meaning set forth in the Section 3.1(d).

“Company Capitalization Date” has the meaning set forth in Section 4.2(a).

“Company Common Units” has the meaning set forth in Section 3.1(a).

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Designees” has the meaning set forth in Section 2.5(a)(ii).

“Company Equity Awards” means the Company Phantom Common Units, Company RSUs and Company Phantom Appreciation Rights, in each case, outstanding immediately prior to the Effective Time.

“Company Equity Plan” means Company’s 2021 Long-Term Incentive Plan and Company’s 2022 Phantom Equity Plan.

“Company Financial Advisor” has the meaning set forth in Section 4.21.

“Company Financial Statements” has the meaning set forth in Section 4.4(a).

“Company Indemnified Parties” has the meaning set forth in Section 6.14(a).

“Company Leased Real Property” has the meaning set forth in Section 4.17.

“Company LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of Company, dated May 24, 2021, as amended, supplemented or restated from time to time.

“Company Material Adverse Effect” means any event, change, circumstance, occurrence, development, condition or effect (collectively “Effects”) that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on (a) the business, assets, operations, results of operations or condition (financial or otherwise) of Company and its Subsidiaries, taken as a whole or (b) the ability of Company and its Subsidiaries to timely consummate the transactions contemplated by this Agreement, including any such Effect that prevents, materially delays or materially impedes Company’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement; provided that for purposes of clause (a) no Effect to the extent arising from any of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) changes or developments in, or other Effects with respect to, the industries in which Company and its Subsidiaries operate, (iii) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated by this Agreement, including the impact thereof on the relationships of Company or any of its Subsidiaries with its or their employees, customers, suppliers, distributors, regulators or partners (it being agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the public announcement of this Agreement), or any litigation relating to the Merger or this Agreement (other than with respect to any representations and warranties of Company specifically addressing the impact of the Merger or this Agreement on such matters), (iv) the identity of Parent or any of its Affiliates, (v) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Parent, or failure to take any action prohibited by this Agreement, (vi) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (vii) any hurricane, tornado, fire, flood, earthquake, natural disaster, act of God or other comparable events, (viii) changes in Law or applicable regulations of any Governmental Entity, (ix) changes in GAAP or generally accepted accounting standards or the interpretation thereof, (x) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect) or (xi) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions or regulatory action taken in respect thereof; provided that, with respect to clauses (i), (ii), (vi), (vii), (viii), (ix) and (xi), such circumstances, events, changes or effects shall be taken into account to the extent they have a material and disproportionate adverse effect on Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Company and its Subsidiaries operate; provided, further, that for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by Company or any of its Subsidiaries may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Material Contract” means any Contract that: (i) would be a “material contract” of Company (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of Company and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract to which Company or any of its Subsidiaries is a party providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000 (excluding ordinary course financing arrangements among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries); (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity and to which Company or any of its Subsidiaries is a party, or (B) which would require Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to Company and its Subsidiaries, taken as a whole, the ability of Company or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise) by Company or any of its Subsidiaries of a material portion of the assets (other than goods, products or services in the ordinary course of business consistent with past practice), shares or capital stock or other equity interests of any Person for aggregate consideration in excess of $5,000,000 that has not been consummated prior to the date of this Agreement or pursuant to which Company or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of $1,000,000; or (B) gives any Person the right to acquire any assets of Company or any of its Subsidiaries (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than $1,000,000; (vii) under which Company or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of Company or any of its Subsidiaries (other than pursuant to the memorandum of association, certificate of incorporation or bye-laws or equivalent governing documents of Company or any of its Subsidiaries); (viii) is a Contract between any of Company or any of its Subsidiaries, on the one hand, and any Company Member holding five percent or more of the issued and outstanding Company Common Units, on the other hand; (ix) is a Contract to which Company or any of its Subsidiaries is a party for futures, swap, collar, put, call, floor, cap, option, or other Contract to which Company or any of its Subsidiaries is a party that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (x) is a Contract under which any of Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants; (xi) is a Contract that provides for drilling services by or on behalf of Company or any of its Subsidiaries where the amount involved exceeds $25,000,000 or the duration is reasonably expected to continue more than nine months past the date hereof (or six months past Closing); (xii) is a Contract that contains any provision that requires the purchase of all or a material portion of Company’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to Company and its Subsidiaries, taken as a whole, or that obligates Company or any of its Subsidiaries to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the Merger, will obligate Parent or its Subsidiaries to conduct business on an exclusive or preferential basis with any third party; (xiii) was entered into by Company or any of its Subsidiaries pursuant to the Company Plan of Reorganization where the amount involved exceeds $1,000,000; (xiv) is a Contract expressly limiting or restricting the ability of Company or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be; (xv) is a Contract that requires any capital commitment or capital expenditure (or series of capital expenditures) by Company or any of its Subsidiaries in an amount in excess of $5,000,000, other than any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business consistent with past practice, (xvi) is a Contract with an independent contractor or other service provider for the provision of labor to Company or any of its Subsidiaries, which is not cancellable without penalty or without more than sixty days’ notice and which would require Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement; (xvii) is a Contract providing for indemnification or any guaranty by Company or any of its Subsidiaries, in each case that is material to Company and its Subsidiaries, taken as a whole, other than (x) any guaranty by Company or any of its Subsidiaries of any of the obligations of Company or any of its Subsidiaries that was entered into in the ordinary course of business consistent with past practice pursuant to or in connection with a customer Contract, or (y) any Contract providing for indemnification by Company or any of its Subsidiaries of customers or other Persons pursuant to Contracts entered into in the ordinary course of business consistent with past practice; or (xviii) is a Contract the loss or breach of which would reasonably be expected to have a Company Material Adverse Effect; provided, however, that “Company Material Contract” shall not include any Company Benefit Plan.

“Company Member Approval” has the meaning set forth in Section 4.23.

“Company Members” or “Company Member” means any Person (or the Persons, as applicable) that is a “Member” (or are “Members,” as applicable) of Company as such term is defined in the Company LLC Agreement.

“Company Owned Real Property” has the meaning set forth in Section 4.17.

“Company Permits” has the meaning set forth in Section 4.8(c).

“Company Personal Information” has the meaning set forth in Section 4.16(c).

“Company Phantom Appreciation Right” means each of the phantom appreciation rights granted under the Company Equity Plan pursuant to the Phantom Appreciation Rights Agreements set forth on Section 3.4 of the Company Disclosure Letter.

“Company Phantom Common Units” means the phantom common unit awards granted under the Company Equity Plan pursuant to the Phantom Equity Agreements set forth on Section 3.4 of the Company Disclosure Letter.

“Company Plan of Reorganization” means the Joint Chapter 11 Plan of Reorganization of Seadrill Partners LLC and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code, as modified and supplemented, as confirmed by the United States Bankruptcy Court for the Southern District of Texas.

“Company Real Property” has the meaning set forth in Section 4.17.

“Company RSUs” means the restricted settlement unit awards granted under the Company Equity Plan pursuant to the Restricted Settlement Unit Award Agreements set forth on Section 3.4 of the Company Disclosure Letter.

“Company Sale Bonus” has the meaning set forth in Section 3.4(b).

“Company Technology Infrastructure” has the meaning set forth in Section 4.16.

“Confidentiality Agreement” has the meaning set forth in Section 6.4(b).

“Consent Time” has the meaning set forth in Section 6.8.

“Consenting Majority Members” means Consenting Members holding (or, if the Closing has occurred, that held) at least a majority of the Company Common Units held by all of the Consenting Members as of the date hereof.

“Consenting Members” has the meaning set forth in Section 6.8.

“Contaminants” has the meaning set forth in Section 4.16(b).

“Continuing Employee” means each employee of Company or its Subsidiaries as of immediately prior to the Effective Time who remains employed with Parent or any of its Subsidiaries through the Effective Time.

“Contract” means any agreement, lease, license, contract, loan, guarantee of indebtedness, credit agreement, bond, note, mortgage, indenture, instrument, permit, concession, franchise or other binding obligation, other than any Company Benefit Plan or any Parent Benefit Plan.

“Convertible Note Purchase Agreement” means that certain Note Purchase Agreement, dated February 22, 2022, by and between Parent and Hemen Holding Limited, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Disqualified Individual” has the meaning set forth in Section 6.10(e).

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 2.2(b).

“Effects” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Enforceability Exceptions” means the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

“Environmental Law” has the meaning set forth in Section 4.9(c).

“Environmental Permits” has the meaning set forth in Section 4.9(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with Company or any Subsidiary or (ii) would be treated together with Company or any of its Subsidiaries as a single employer within the meaning of Section 4001(a)(14) of the Code.

“Euronext Oslo” means the main market of the OSE (Oslo Børs).

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.3(a).

“Exchange Fund” has the meaning set forth in Section 3.3(a).

“Final PAR Exchange Ratio” means the exchange ratio to be multiplied by each of the Outstanding PARs in order to determine the number of Parent Ordinary Shares, if any, deliverable to the holders thereof pursuant to Article III below, and shall be calculated in the manner set forth in Schedule I hereto.

“Final Unit Exchange Ratio” means the exchange ratio to be multiplied by each of the Outstanding Common Units, the Outstanding RSUs and the Outstanding PUs in order to determine the number of Parent Ordinary Shares deliverable to the holders thereof pursuant to Article III below, and shall be calculated in the manner set forth in Schedule I hereto.

“Financial Indebtedness” means, without double counting, indebtedness for or in respect of any of the following (unless otherwise specified below, whether or not the same are required to be classified and accounted for as a liability on the face of Company’s consolidated balance sheet in accordance with the GAAP): (a) moneys borrowed and debit balances at banks or other financial institutions; (b) any acceptance under any acceptance credit or bill discounting facility (or dematerialized equivalent); (c) any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument; (d) the amount of any liability in respect of any agreement treated as a finance or capital lease in accordance with the GAAP (other than, for the avoidance of doubt, any liability treated as an operating lease in accordance with the GAAP); (e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis under GAAP); (f) any derivative transaction (and, when calculating the value of that transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that transaction, that amount) shall be taken into account); (g) any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of any entity which is not Company or a Subsidiary of it which liability would fall within one of the other paragraphs of this definition; (h) any amount raised by the issue of redeemable shares which are redeemable (other than at the option of the issuer) before June 15, 2027, being the final maturity date of the Parent Credit Agreement or Parent Takeback Debt Facility Agreement or are otherwise classified as borrowings under GAAP; (i) any amount of any liability under an advance or deferred purchase agreement if one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question; (j) any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement) otherwise classified as borrowings under GAAP; and (k) the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a) to (j) above.

“Former Company Common Units” has the meaning set forth in Section 3.3(b)(i).

“Former Company Holders” has the meaning set forth in Section 3.3(b)(i).

“Fraud” means, of a Person, an intentional and willful misrepresentation of or with respect to a representation or warranty set forth in this Agreement by such Person that constitutes actual common law fraud (and not constructive fraud or negligent misrepresentation) with the specific intent to induce another party to rely upon such representation or warranty.

“Freely Tradable” means, with respect to any Parent Ordinary Shares issued or issuable as part of the Aggregate Merger Consideration, that such security (a) bears no legends restricting the transfer thereof and (b) bears an unrestricted CUSIP and ISIN number (if applicable).

“GAAP” means United States generally accepted accounting principles or, when individually applicable to foreign Subsidiaries, the generally accepted accounting principles applicable thereto.

“Government Contract” means any Contract with a Governmental Entity.

“Governmental Entity” has the meaning set forth in Section 4.3(b).

“Hazardous Substance” has the meaning set forth in Section 4.9(d).

“HSR Act” has the meaning set forth in Section 6.11(b).

“Intellectual Property” has the meaning set forth in Section 4.16(a).

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“IRS” has the meaning set forth in Section 4.10(a).

“IT Systems” has the meaning set forth in Section 4.16(b).

“Joint Ventures” means Gulfdrill LLC and Sonadrill Holding Ltd and each of their Subsidiaries.

“Knowledge” means (a) with respect to Parent, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(a) of the Parent Disclosure Letter and (b) with respect to Company, the actual knowledge of each individual, after reasonable inquiry of the direct reports of such individual, listed on Section 1.1(b) of the Company Disclosure Letter.

“Laws” and “Law” has the meaning set forth in Section 4.8(a).

“Leases” means all leases and subleases (including all amendments, extensions, renewals and other agreements related thereto) of real property leased or subleased by Company or Parent, as applicable, or any of their respective Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.

“Maximum RSU Award Shares” has the meaning set forth in Section 3.4(a)(iii).

“Membership Interest” means the limited liability company interests of the Company Members representing the rights of the Company Members to distributions (liquidating or otherwise) and any and all of the other benefits to which the Company Members may be entitled as provided in the Company LLC Agreement and in the Act, together with the obligations of the Company Members to comply with the provisions of the Company LLC Agreement and of the Act.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub LLC Agreement” means that certain Limited Liability Company Agreement of Merger Sub, dated July 19, 2022, as amended, supplemented or restated from time to time.

“Merger Sub Member” has the meaning set forth in the Recitals.

“Merger Sub Units” has the meaning set forth in Section 3.1(c).

“MTO Rules” has the meaning set forth in Section 4.24.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(27) or Section 4001(a)(3) of ERISA.

“New Plans” has the meaning set forth in Section 6.10(b).

“NFSA” means the Norwegian Financial Supervisory Authority.

“Norwegian Securities Trading Act” means the Norwegian Securities Trading Act of 2007, as amended, and the rules and regulations promulgated thereunder.

“NYSE” means the New York Stock Exchange.

“Old Plans” has the meaning set forth in Section 6.10(b).

“Order” means any order, judgment, writ, decree or injunction, whether temporary, preliminary or permanent, issued by any court, agency or other Governmental Entity.

“OSE” means the Oslo Stock Exchange.

“Oslo Listing Document” means a document referred to in article 1(5)(f) and, if applicable, article 1(4)(g) of the Prospectus Regulation (EU) 2017/1129, complying with the requirements therein and the Commission Delegated Regulation (EU) 2021/528, and in each case prepared and executed by Parent in connection with the Merger.

“Outside Director” has the meaning set forth in Section 3.4(a)(iii).

“Outstanding Common Units” means the Company Common Units outstanding immediately prior to the Effective Time, without regard to Company RSUs, Company Phantom Common Units or Company Phantom Appreciation Rights, and excluding any Cancelled Units.

“Outstanding PARs” means the Company Phantom Appreciation Rights outstanding immediately prior to the Effective Time, which may not exceed Company Phantom Appreciation Rights relating to more than 570,000 common units representing a Membership Interest.

“Outstanding PUs” means the Company Phantom Common Units outstanding immediately prior to the Effective Time.

“Outstanding RSUs” means the Company RSUs outstanding immediately prior to the Effective Time.

“Parent” has the meaning set forth in the Preamble.

“Parent Alternative Proposal” means any bona fide proposal or offer made by any Person other than Company and its Affiliates for (a) a merger, amalgamation, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or similar transaction involving Parent, (b) the direct or indirect acquisition by any Person of more than twenty percent of Parent’s equity securities or of the voting power of the issued and outstanding Parent Ordinary Shares, including any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent or more of Parent’s equity securities or Parent Ordinary Shares with twenty percent or more of the voting power of the issued and outstanding Parent Ordinary Shares, or (c) any combination of the foregoing, in each case of clauses (a) and (b) whether in a single transaction or a series of related transactions.

“Parent Approvals” has the meaning set forth in Section 5.3(b).

“Parent Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any “employee welfare plan” (within the meaning of Section 3(1) of ERISA), any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA), or any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), in each case, whether or not such plans are subject to ERISA, and any bonus, incentive, retention, deferred compensation, severance, termination, retirement, supplemental retirement, vacation, stock purchase, stock option, restricted stock, stock appreciation right, stock-based or other equity-based compensation, profit sharing, employment, consulting, change of control, insurance, medical, welfare, fringe benefit or other plan, program, agreement, policy or arrangement (whether written or unwritten, insured or self-insured, covering a single individual or a group of individuals) (other than any (i) Multiemployer Plan; and (ii) plan mandated by Law to be contributed to by Parent or any of its Subsidiaries that is maintained by any Governmental Entity or other third party unrelated to Parent and its Subsidiaries), in each case, that is sponsored, maintained, contributed to or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any current or former employees, officers, directors or consultants of Parent or its Subsidiaries or with respect to which Parent or any of its Subsidiaries have any liability.

“Parent Board” has the meaning set forth in the Recitals.

“Parent Capitalization Date” has the meaning set forth in Section 5.2(b).

“Parent Credit Agreement” means that certain Super Senior Term and Revolving Facilities Agreement, dated as of February 22, 2022, by and among Parent, Seadrill Rig Holding Company Limited, Seadrill Finance Limited, the financial institutions party thereto as lenders, Global Loan Agency Services Limited, as agent, and certain other parties thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent ERISA Affiliate” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with Parent or any Subsidiary or (ii) would be treated together with Parent or any of its Subsidiaries as a single employer within the meaning of Section 4001(a)(14) of the Code.

“Parent Equity Awards” means the Parent TRSUs and Parent PRSUs described in Section 5.2.

“Parent Equity Plan” means Parent’s 2022 Management Incentive Plan.

“Parent Leased Real Property” has the meaning set forth in Section 5.16.

“Parent Material Adverse Effect” means any Effect that has or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on (a) the business, assets, operations, results of operations or condition (financial or otherwise) of Parent, its Subsidiaries and the Joint Ventures, taken as a whole or (b) the ability of Parent and its Subsidiaries to timely consummate the transactions contemplated by this Agreement, including any such Effect that prevents, materially delays or materially impedes Parent’s or its Subsidiaries’ ability to consummate the transactions contemplated by this Agreement; provided that for purposes of clause (a) no Effect to the extent arising from any of the following shall be taken into account in determining whether there has been, a Parent Material Adverse Effect: (i) changes in, or other Effects with respect to, general economic or political conditions or the securities, credit or financial markets, including changes in interest or exchange rates, (ii) any decline in, or other Effects with respect to, the market price or change in the trading volume of Parent Ordinary Shares (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such change or Effect may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect), (iii) changes or developments in, or other Effects with respect to, the industries in which Parent, its Subsidiaries and the Joint Ventures operate, (iv) the negotiation, execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated by this Agreement, including the impact thereof on the relationships of Parent or any of its Subsidiaries and the Joint Ventures with its or their employees, customers, suppliers, distributors, regulators or partners (it being agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the public announcement of this Agreement), or any litigation relating to the Merger or this Agreement (other than with respect to any representations and warranties of Parent specifically addressing the impact of the Merger or this Agreement on such matters), (v) the identity of Company or any of its Affiliates, (vi) compliance with the terms of, or the taking of any action required by, this Agreement or consented to in writing by Company, or failure to take any action prohibited by this Agreement, (vii) any acts of war, armed hostilities or military conflict, or acts of foreign or domestic terrorism (including cyber-terrorism), (viii) any hurricane, tornado, fire, flood, earthquake, natural disaster, act of God or other comparable events, (ix) changes in Law or applicable regulations of any Governmental Entity, (x) changes in GAAP or generally accepted accounting standards or the interpretation thereof, (xi) any failure to meet internal or published projections, forecasts or revenue or earning predictions for any period (provided that, unless subject to another exclusion set forth in this definition, the underlying cause of any such failure may be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect) or (xii) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions or regulatory action taken in respect thereof; provided that, with respect to clauses (i), (iii), (vii), (viii), (ix), (x), and (xii), such circumstances, events, changes or effects shall be taken into account to the extent they have a material and disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the industries in which Parent and its Subsidiaries operate; provided, further, that for the avoidance of doubt, notwithstanding anything to the contrary above, any blowout, spill, explosion, or similar occurrence with respect to any equipment operated by Parent or any of its Subsidiaries may be taken into account in determining whether there has been a Parent Material Adverse Effect.

“Parent Material Contract” means any Contract that: (i) would be a “material contract” of Parent (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act); (ii) is a joint venture, partnership or similar Contract that is material to the business of Parent and its Subsidiaries, taken as a whole; (iii) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract to which Parent or any of its Subsidiaries or the Subject Joint Venture is a party providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $5,000,000 (excluding ordinary course financing arrangements among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries); (iv) is a settlement, conciliation or similar agreement (A) with any Governmental Entity to which Parent or any of its Subsidiaries or the Subject Joint Venture is a party, or (B) which would require Parent or any of its Subsidiaries or any of the Joint Ventures to pay consideration of more than $5,000,000 after the date of this Agreement; (v) contains any covenant limiting, to a degree that is material to Parent and its Subsidiaries, taken as a whole, the ability of Parent or any of its Subsidiaries to engage in any line of business or compete with any Person or in any geographic area; (vi) (A) relates to the acquisition, directly or indirectly (by merger or otherwise) by Parent or any of its Subsidiaries or Joint Ventures of a material portion of the assets (other than goods, products or services in the ordinary course of business consistent with past practice), shares or capital stock or other equity interests of any Person for aggregate consideration in excess of $5,000,000 that has not been consummated prior to the date of this Agreement or pursuant to which Parent or any of its Subsidiaries has continuing “earn-out” or other similar contingent payment obligations after the date of this Agreement in excess of $5,000,000; or (B) gives any Person the right to acquire any assets of Parent or any of its Subsidiaries or any of the Joint Ventures (excluding ordinary course commitments to purchase goods, products or services) after the date of this Agreement with a total consideration of more than $5,000,000; (vii) under which Parent or any of its Subsidiaries or any of the Joint Ventures agrees to indemnify or hold harmless any director or executive officer of Parent or any of its Subsidiaries or any of the Joint Ventures (other than pursuant to the certificate of incorporation or bylaws or equivalent governing documents of Parent or any of its Subsidiaries or Joint Ventures); (viii) is a Contract between any of Parent or any of its Subsidiaries or any of the Joint Ventures, on the one hand, and any shareholder of Parent holding five percent or more of the issued and outstanding Parent Ordinary Shares, on the other hand; (ix) is a Contract to which Parent or any of its Subsidiaries or any of the Joint Ventures is a party for futures, swap, collar, put, call, floor, cap, option, or other Contract to which Parent or any of its Subsidiaries or Joint Ventures is a party that is intended to reduce or eliminate exposure to fluctuations in currency exchange rates, the prices of commodities or interest rates; (x) is a Contract under which any of Parent or any of its Subsidiaries or, to the Knowledge of Parent, any of the Joint Ventures has advanced or loaned any amount of money to any of Parent’s or its Subsidiaries’ officers, directors, employees or consultants; (xi) is a Contract that provides for drilling services by or on behalf of Parent or any of its Subsidiaries where the amount involved exceeds $50,000,000 or the duration is reasonably expected to continue more than nine months past the date hereof (or six months past Closing); (xii) is a Contract that contains any provision that requires the purchase of all or a material portion of Parent’s or any of its Subsidiaries’ requirements for a given product or service from a third party, which product or service is material to Parent and its Subsidiaries, taken as a whole, or that obligates Parent or any of its Subsidiaries or any of the Joint Ventures to conduct business on an exclusive or preferential basis with any third party, or upon consummation of the Merger, will obligate Parent or its Subsidiaries or any of the Joint Ventures to conduct business on an exclusive or preferential basis with any third party; (xiii) was entered into pursuant to the Parent Plan of Reorganization where the amount involved exceeds $5,000,000; (xiv) is a Contract expressly limiting or restricting the ability of Parent or any of its Subsidiaries or any of the Joint Ventures to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be; (xv) is a Contract that requires any capital commitment or capital expenditure (or series of capital expenditures) by Parent or any of its Subsidiaries or any of the Joint Ventures in an amount in excess of $5,000,000, individually, other than any purchase order or Contract for supply, inventory or trading stock acquired in the ordinary course of business consistent with past practice; (xvi) is a Contract with an independent contractor or other service provider for the provision of labor to Parent or any of its Subsidiaries or any of the Joint Ventures, which is not cancellable without penalty or without more than sixty days’ notice and which would require Parent or any of its Subsidiaries or any of the Joint Ventures to pay consideration of more than $5,000,000 after the date of this Agreement; (xvii) is a Contract providing for indemnification or any guaranty by Parent or any of its Subsidiaries or any of the Joint Ventures, in each case that is material to Parent and its Subsidiaries, taken as a whole, other than (x) any guaranty by Parent or any of its Subsidiaries or any of the Joint Ventures of any of the obligations of Parent or any of its Subsidiaries or any of the Joint Ventures that was entered into in the ordinary course of business consistent with past practice pursuant to or in connection with a customer Contract, or (y) any Contract providing for indemnification by Parent or any of its Subsidiaries of customers or other Persons pursuant to Contracts entered into in the ordinary course of business consistent with past practice; or (xviii) is a Contract the loss or breach of which would reasonably be expected to have a Parent Material Adverse Effect; provided, however, that “Parent Material Contract” shall not include any Parent Benefit Plan.

“Parent Notes” has the meaning set forth in Section 5.2(b).

“Parent Ordinary Shares” means validly issued, fully paid and non-assessable common shares, par value $0.01, of Parent.

“Parent Owned Real Property” has the meaning set forth in Section 5.16.

“Parent Permits” has the meaning set forth in Section 5.7(c).

“Parent Personal Information” has the meaning set forth in Section 5.15(c).

“Parent Plan of Reorganization” means the Second Amended Joint Chapter 11 Plan of Reorganization of Parent and its debtor affiliates pursuant to Chapter 11 of the Bankruptcy Code, as modified and supplemented, as confirmed by the United States Bankruptcy Court for the Southern District of Texas.

“Parent PRSUs” means the restricted stock unit awards granted under the Parent Equity Plan pursuant to the Performance-based Restricted Stock Unit Award Agreements provided pursuant to Section 5.2.

“Parent Real Property” has the meaning set forth in Section 5.16.

“Parent SEC Documents” has the meaning set forth in Section 5.4(a).

“Parent Share Issuance” means the issuance of the Aggregate Merger Consideration in connection with the Merger on the terms and subject to the conditions of this Agreement.

“Parent Takeback Debt Facility Agreement” means that certain Senior Secured Credit Facility Agreement dated February 22, 2022, by and among Parent, Seadrill Rig Holding Company Limited, Seadrill Finance Limited, the financial institutions party thereto as lenders, Global Loan Agency Services Limited, as agent, and certain other parties thereto, as amended, restated, amended and restated, supplemented or otherwise modified from time to time.

“Parent Technology Infrastructure” has the meaning set forth in Section 5.15(c).

“Parent TRSUs” means the restricted stock unit awards granted under the Parent Equity Plan pursuant to the Time-vested Restricted Stock Unit Award Agreements provided pursuant to Section 5.2.

“Permitted Liens” means (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable, the amount or validity of which is being contested in good faith by appropriate proceedings or for which adequate reserves have been established, (b) inchoate, maritime liens and encumbrances for storage, repairs, necessaries, supplies, towage, drydock, bunkers, services, wharfage, and harbor dues, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, charterer’s, landlords’ or other similar Liens, whether arising under the Marshall Islands’ Maritime Act or Regulations or any other Marshall Islands’ or other applicable Law, arising in the ordinary course of business and consistent with past practice for amounts that are not delinquent and that will be paid in the ordinary course of business consistent with past practice, (c) with respect to the Company Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Company Real Property that are not violated by the current use or occupancy of such Company Real Property or the activities currently conducted thereon, in any material respect, (d) with respect to the Parent Real Property, requirements of any Law, including zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity having jurisdiction over such Parent Real Property which are not violated by the current use or occupancy of such Parent Real Property or the activities currently conducted thereon, in any material respect, (e) Liens in favor of lessors arising in connection with any property leased to Company and its Subsidiaries or Parent and its Subsidiaries and Joint Ventures, (f) Liens that are disclosed on the most recent consolidated balance sheet of Company or Parent or notes thereto (or securing liabilities reflected on such balance sheet), (g) with respect to the Company Leased Real Property, Liens arising from the terms of the related Leases, (h) with respect to Parent Leased Real Property, Liens arising from the terms of the related Leases, (i) with respect to the Company Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (i), would not interfere with the present use of the properties or assets of the business of Company and its Subsidiaries, taken as a whole, (j) with respect to the Parent Real Property, easements, rights of way, restrictions, covenants, Liens and title imperfections which, in each case of this clause (j), would not materially impair the value or interfere with the present use of the properties or assets of the business of Parent and its Subsidiaries and Joint Ventures, taken as a whole, and (k) Liens to secure the performance of statutory obligations, surety or appeal bonds, bid or performance bonds or other obligations of a like nature incurred in the ordinary course of business consistent with past practice, (l) Liens incurred or deposits made in the ordinary course of business consistent with past practice in connection with workers’ compensation, unemployment insurance and other social security obligations, and (m) Liens incurred in connection with the Parent Credit Agreement, the Parent Takeback Debt Facility Agreement or the Ship Financing Arrangements.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity.

“Policies” has the meaning set forth in Section 4.19.

“Public Health Measures” means any closures, “shelter-in-place,” “stay at home,” workforce reduction, social distancing, shut down, curfew or other restrictions or any other Laws, orders, directives, guidelines or recommendations issued by any Governmental Entity, the Centers for Disease Control and Prevention, the World Health Organization or any industry group in connection with COVID-19 or any other epidemic, pandemic or outbreak of disease, or in connection with or in response to COVID-19.

“Registration Rights Agreement” means that certain Registration Rights Agreement, substantially in the form of Exhibit C, to be entered into by Parent and the Consenting Members.

“Registration Statement” has the meaning set forth in Section 6.19(a).

“Regulation D” has the meaning set forth in the Recitals.

“Representatives” means, with respect to a Person, such Person’s investment bankers, consultants, attorneys, accountants, agents, advisors, Affiliates and other representatives.

“Sale Bonus Award Agreement” means the Sale Bonus Award Agreement, dated as of May 24, 2021, by and between Company and Steven Newman.

“Sale Bonus Award Termination Agreement” has the meaning set forth in Section 3.4(b).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 280G Payments” has the meaning set forth in Section 6.10(e).

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Ship Financing Arrangements” means (i) that certain head charter agreement originally dated 7 October 2008 (as amended from time to time, most recently on August 2, 2021) made between, among others, SFL Hercules Ltd. as owner and Seadrill Offshore AS as charterer relating to the lease of the West Hercules drilling unit, related security agreements and each of the guarantees provided by Parent, Seadrill Rig Holding Company Limited and Seadrill Treasury UK

Limited, as guarantors in relation thereto; and (ii) that certain head charter agreement dated on or about February 18, 2022 made between, among others, SFL Linus Ltd. as owner and Seadrill Offshore AS as charterer relating to the lease of the West Linus drilling unit, sub-charter and each of the guarantees provided by Parent, Seadrill Rig Holding Company Limited and Seadrill Treasury UK Limited in relation thereto (including the performance guarantee provided by Parent in respect of the drilling contract with ConocoPhillips for West Linus).

“Specified Approvals” has the meaning set forth in Section 4.3(b).

“Strike Price” has the meaning set forth in Section 4.2(a).

“Subject Joint Venture” means Sonadrill Holding Ltd and each of its Subsidiaries.

“Subject Unit” has the meaning set forth in Section 3.1(c).

“Subsidiary” means, with respect to any party, any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (a) more than fifty percent of the outstanding voting securities are on the date of this Agreement directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

“Surviving Company” has the meaning set forth in Section 2.1.

“Surviving Company A&R LLC Agreement” has the meaning set forth in Section 2.4.

“Takeover Law” has the meaning set forth in Section 4.24.

“Tax Rate” has the meaning set forth in Section 3.4(a)(iii).

“Tax Return” has the meaning set forth in Section 4.14(b).

“Taxes” has the meaning set forth in Section 4.14(b).

“Termination Date” has the meaning set forth in Section 6.1(a).

“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code (including any successor regulations).

“Voting and Support Agreement” has the meaning set forth in the Recitals.

“VPS” means Verdipapirsentralen ASA (also referred to as Euronext Oslo Securities), being a book-entry securities depository and shareholder register in Norway.

“VWAP” means the volume-weighted average price of a share of the Parent Ordinary Shares on exchanges in the United States for the 20 trading days ending on the trading day immediately prior to the Closing Date, rounded to five decimal places. For purposes of this definition, “volume” shall equal the “US Composite” volume as quoted by FactSet when using the ticker SDRL-US.

“Waived Benefits” has the meaning set forth in Section 6.10(e).

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such action or failure to take such action would be a breach of this Agreement.

“Written Consent” of a Person means the signed written consent of such Person in the form attached hereto as Exhibit B.

Section 1.2 Headings. Headings of the articles and sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 1.3 Interpretation. When a reference is made in this Agreement to an article or section, such reference shall be to an article or section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant to this Agreement unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” in this Agreement are to United States dollars. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it were drafted by all of the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

THE MERGER; CONTRIBUTIONS

Section 2.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Act, at the Effective Time, Merger Sub will merge with and into Company, the separate corporate existence of Merger Sub will cease and Company will continue its corporate existence under the Act as the surviving entity in the Merger (the “Surviving Company”) and a wholly owned Subsidiary of Parent.

Section 2.2 Effective Time of the Merger. Subject to the provisions of this Agreement, on the Closing Date, the parties shall cause the following to occur:

(a) Merger Sub and Company shall cause to be executed and delivered for filing a Certificate of Merger (the “Certificate of Merger”) to the Registrar of Corporations for the Republic of the Marshall Islands, in such form and manner provided in the Act. The applicable parties thereto shall make all other filings or recordings required under the Act to effect the Merger.

(b) The Merger shall become effective upon the filing of the Certificate of Merger with the Registrar of Corporations for the Republic of the Marshall Islands or at such time thereafter as is provided in the Certificate of Merger as agreed between the parties (such time as the Merger becomes effective, the “Effective Time”).

Section 2.3 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, 1111 Louisiana, 44th Floor, Houston, Texas 77002 at 9:00 a.m., local time, on the second Business Day after the satisfaction or waiver in accordance with this Agreement (by the party having the benefit of the applicable condition (to the extent permitted by applicable Law)) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction (or waiver in accordance with this Agreement by the party having the benefit of the applicable condition) of all conditions at the Closing), at such other place, date and time as Company and Parent may agree in writing or by electronic transmittal of executed documents. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 2.4 Organizational Documents of the Surviving Company. At the Effective Time, the Merger Sub LLC Agreement shall be amended and restated in substantially the form set forth on Exhibit D (the “Surviving Company A&R LLC Agreement”) and the Surviving Company A&R LLC Agreement shall be the limited liability company agreement of the Surviving Company from and after the Effective Time, until duly amended in accordance with the terms thereof and applicable Law. Merger Sub intends to be treated as an association taxable as a corporation for U.S. federal income tax purposes, and parties shall not take actions or positions contrary to this intent.

Section 2.5 Officers and Directors of Parent and the Surviving Company.

(a) Parent shall:

(i) (A) hold an annual general meeting of its shareholders prior to March 31, 2023 (the “AGM”), and (B) put forth and recommend for approval by Parent’s shareholders at the AGM the Alternate Proposal (as defined below); provided, that Parent may also put forth a proposal to amend the bye-laws of Parent to enable the Parent Board to increase the number of directors comprising the full Parent Board by two persons and to fill the vacancies created by such increase (the “Bye-Law Amendment Proposal”).

(ii) if the Bye-Law Amendment Proposal or the Alternate Proposal is approved by Parent’s shareholders at the AGM, take all actions reasonably necessary such that, on the later of the Effective Time and the date of the AGM, the number of directors of Parent be so increased and the two individuals identified in writing by Company at the written direction of the Consenting Majority Members to Parent within 45 days following the date hereof (the “Company Designees”) are appointed to the Parent Board, with each such person to serve as a director of Parent until the earlier of the next annual general meeting, such person’s resignation, death or removal or until such person’s successor is duly elected or appointed in accordance with Parent’s bye-laws, and Parent shall cause the register of directors and officers of Parent to be updated to reflect the appointment of such directors of Parent, and shall further update the Registrar of Companies in Bermuda to reflect such appointment of Parent directors; provided that Parent shall not be required to cause to be appointed any Company Designee to the Parent Board unless the Parent Board, acting reasonably and in good faith, has determined that (A) such Company Designee qualifies as “Independent” under Parent’s bye-laws, and qualifies as independent from any member of Company, (B) the appointment of such Company Designee will not violate the requirements of Parent’s bye-laws regarding the citizenship or residency of the directors, (C) such Company Designee meets the requirements of Section 3.1.3.5 (4) of the Euronext Oslo Issuer Rules, and (D) the exercise by the members of the Parent Board of their duties as directors of Parent does not require the Parent Board to determine that such Company Designee is not qualified to serve as a director of Parent.

(b) In the event that a Company Designee is unable or unwilling to serve as a director on the Parent Board or is unable to satisfy the requirements of clauses (A) through (D) above, for any reason, prior to the date of such person’s appointment to the Parent Board, Company, acting at the direction of the Consenting Majority Members, shall have the right to designate another individual to serve as a director on the Parent Board and to become a Company Designee in place of such Company Designee originally designated (it being understood this right may be exercised on multiple occasions until a Company Designee is finally determined).

(c) Company shall provide the identities of the Company Designees to Parent as promptly as practicable after being informed thereof by the Consenting Majority Members as provided above; if the AGM is not held until after Closing, Parent shall cause Company to comply with its obligations in this Section 2.5.

(d) Parent shall effectuate Section 2.5(a) by causing Parent Board’s Joint Nomination and Remuneration Committee to recommend prior to the AGM that the number of directors comprising the full Parent Board be increased by two persons, and putting forth and recommending for approval by Parent’s shareholders at the AGM a proposal to (i) approve such recommendation with effect from the AGM (or, if later, the Effective Time) and (ii) authorize the Parent Board to fill those two vacancies (the “Alternate Proposal”). If the Alternate Proposal is approved by Parent’s shareholders (by a simple majority of the votes cast) at the AGM, the Parent Board shall fill the two vacancies in accordance with the provisions of those Section 2.5(a)(ii), (b) and (c). For the avoidance of doubt, Parent shall have no obligation to appoint more than two Company Designees to the Parent Board.

(e) The parties hereto shall take all actions reasonably necessary such that, immediately after the Effective Time, the officers of Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of Company, as the Surviving Company, until their successors have been duly elected or appointed or qualified or until their earlier death, resignation or removal in accordance with the Act and the organizational documents of the Surviving Company.

(f) Company shall provide the identities of the Company Designees to Parent as promptly as practicable after being informed thereof by the Consenting Majority Members as provided above; if the AGM is not held until after Closing, Parent shall cause Company to comply with its obligations in this Section 2.5.

(g) This Section 2.5 will survive the consummation of the Merger.

ARTICLE III

EFFECTS OF THE MERGER

Section 3.1 Conversion of Company Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holders of any of the following securities:

(a) Conversion of Company Common Units. Subject to Section 3.3(d), each common unit representing a Membership Interest of Company (each a “Company Common Unit” and, collectively, the “Company Common Units”) issued and outstanding immediately prior to the Effective Time (other than any Cancelled Units), shall be converted automatically into the right to receive a number of Parent Ordinary Shares equal to the Final Unit Exchange Ratio; provided that any fractional Parent Ordinary Shares to which any holder would otherwise be entitled resulting from such conversion shall be treated as set forth in Section 3.3(d).

(b) Company and Parent-Owned Company Common Units. Each Company Common Unit owned by Company, Merger Sub, Parent or any direct or indirect, wholly owned Subsidiary of Company or Parent (“Cancelled Units”), in each case, immediately prior to the Effective Time, shall cease to be outstanding, shall cease to exist and shall be cancelled without any conversion thereof, and no consideration shall be paid with respect thereto.

(c) Conversion of Merger Sub Units. The membership interests of Merger Sub (the “Merger Sub Units”) issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable Company Common Unit (the “Subject Unit”). Parent, as the holder of such Subject Unit at the Effective Time, shall be automatically admitted as the sole member of Company at the Effective Time notwithstanding any provision of the Company LLC Agreement.

(d) Exchange of Certificates. Certificates that immediately prior to the Effective Time represented the Company Common Units (the “Company Certificates” or “Certificates,” and the Company Common Units represented by book-entry, the “Company Book-Entry Units” or “Book-Entry Units”) shall be exchanged in accordance with Section 3.3.

Section 3.2 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated hereby.

Section 3.3 Deposit of Aggregate Merger Consideration and Exchange Procedures; Other Amounts Payable.

(a) Aggregate Merger Consideration. Parent shall prior to the Effective Time, deposit, or cause to be deposited, with a bank or trust company that shall be appointed by Parent subject to Company’s reasonable prior approval to act as an exchange agent hereunder (the “Exchange Agent”), in trust for the benefit of the Company Members and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder, certificates (or evidence of shares in book-entry form, as the case may be), representing Parent Ordinary Shares comprising the Aggregate Merger Consideration. Such certificates (or evidence of book-entry form, as the case may be) representing Parent Ordinary Shares so deposited, together with any dividends or distributions with respect thereto, are hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures; Fractional Shares.

(i) As soon as reasonably practicable after the Effective Time, but in no event later than three Business Days following the Effective Time, Parent shall cause the Exchange Agent to mail or otherwise make available to each holder of record, as of the Effective Time, of Company Common Units (such holders, the “Former Company Holders,” and such units, the “Former Company Common Units”): (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such holder representing such Former Company Common Units, shall pass, only upon proper delivery of the Certificates or Book-Entry Units to the Exchange Agent) and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Units for payment of the applicable portion of the Aggregate Merger Consideration therefor. Such letter of transmittal shall be in such form and have such other provisions as Parent and Company may mutually agree prior to the Closing.

(ii) Each Former Company Holder who surrenders to the Exchange Agent Company Certificate(s) or Company Book-Entry Unit(s), as applicable, together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required to effect registration of such Former Company Holder as a holder of Parent Ordinary Shares pursuant to such instructions, shall be entitled to receive in exchange therefor: (A) the number of whole Parent Ordinary Shares, if any (delivered, unless a Former Company Holder specifies otherwise (or the Exchange Agent has not been provided with information necessary to effect such delivery), or such Former Company Holder is a Consenting Member, through the facilities of DTC to such Former Company Holder (or such holder’s nominee)), into which such holder’s shares of Company Common Units represented by such holder’s properly surrendered Company Certificates or Company Book-Entry Units, as applicable, were converted in accordance with this Article III, and such Company Certificates or Company Book-Entry Units so surrendered shall be forthwith cancelled, and (B) a check in an amount of U.S. dollars equal to (I) the amount of cash in lieu of fractional interests in Parent Ordinary Shares to be paid pursuant to Section 3.3(d), if any, into which such holder’s Company Common Units represented by such holder’s properly surrendered Company Certificates or Company Book-Entry Units, as applicable, were converted in accordance with this Article III, plus (II) any cash dividends or other distributions that such holder has the right to receive pursuant to Section 3.3(c).

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Ordinary Shares issuable with respect to Company Common Units shall be paid to the holder of any unsurrendered Certificates or Book-Entry Units until those Certificates or Book-Entry Units are surrendered as provided in this Article III. Upon surrender, there shall be issued and/or paid to the holder of the Parent Ordinary Shares issued in exchange therefor, without interest, (A) at the time of surrender, the dividends or other distributions payable with respect to those Parent Ordinary Shares with a record date on or after the date of the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to those Parent Ordinary Shares with a record date on or after the date of the Effective Time but with a payment date subsequent to such surrender.

(d) No Fractional Shares. No certificates or scrip or shares representing fractional Parent Ordinary Shares shall be issued upon the surrender for exchange of Company Certificates or Book-Entry Units or the cancellation of any Company Equity Awards and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Parent. Notwithstanding any other provision of this Agreement, each holder of Company Common Units and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder who would otherwise have been entitled to receive a fraction of a share of Parent Ordinary Shares (after taking into account and aggregating all Company Certificates and Book-Entry Units, if any, delivered by such holder and Company Common Units underlying Company Equity Awards) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the aggregate net cash proceeds as determined below and (ii) a fraction, the numerator of which is such fractional part of a share of Parent Ordinary Shares, and the denominator is the number of Parent Ordinary Shares constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Units and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder. As promptly as possible following the Effective Time, the Exchange Agent shall sell at then-prevailing prices on the NYSE such number of Parent Ordinary Shares constituting a portion of the Exchange Fund as represents the aggregate of all fractional entitlements of all holders of Company Common Units and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder, with the cash proceeds (net of all commissions, transfer taxes and other out-of-pocket costs and expenses of the Exchange Agent incurred in connection with such sales) of such sales to be used by the Exchange Agent to fund the foregoing payments in lieu of fractional shares (and if the proceeds of such share sales by the Exchange Agent are insufficient for such purpose, then Parent shall promptly deliver to the Exchange Agent additional funds or Parent Ordinary Shares in an amount equal to the deficiency required to make all such payments in lieu of fractional shares). The payment of cash in lieu of fractional Parent Ordinary Shares is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed on the first anniversary of the Effective Time shall be delivered to Parent, upon demand by Parent, and any members of Company or other relevant Persons who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of their claim for any part of the Aggregate Merger Consideration, any cash in lieu of fractional Parent Ordinary Shares and any dividends or distributions with respect to Parent Ordinary Shares.

(f) No Liability. None of Parent, Company, the Surviving Company or Merger Sub shall be liable to any holder of Company Common Units or any Person entitled to receive part of the Aggregate Merger Consideration hereunder for cash or Parent Ordinary Shares (or dividends or distributions with respect thereto) from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Closing of Transfer Books. The Parent Ordinary Shares issued and cash paid pursuant to this Article III upon conversion of any Company Common Units shall be deemed to have been issued and paid in full and final satisfaction of all rights pertaining to such Company Common Units. From and after the Effective Time, the unit transfer books of Company shall be closed with respect to Company Common Units that were outstanding immediately prior to the Effective Time, and there shall be no further registration of transfers on the unit transfer books of Company of Company Common Units that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Units are presented to Parent, Company or the Exchange Agent for transfer or any other reason, they shall be cancelled and exchanged pursuant to this Article III.

(h) Lost, Stolen or Destroyed Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit or other declaration in a form reasonably acceptable to Parent of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such Person of a bond in a customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will pay and deliver, in exchange for such lost, stolen or destroyed Certificate, the portion of the Aggregate Merger Consideration attributable to such Certificate, any cash in respect of fractional shares and any dividends or distributions on the Certificate had such lost, stolen or destroyed Certificate been surrendered as provided in this Article III.

(i) This Section 3.3 will survive the consummation of the Merger.

Section 3.4 Treatment of Company Equity Awards; Company Sale Bonus.

(a) Treatment of Company Equity Awards.

(i) At the Effective Time, each Outstanding PAR, whether vested or unvested, shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, Company or the holders of the Outstanding PARs, be cancelled and converted into the right to receive (less required withholdings as provided in Section 3.5) a number of Parent Ordinary Shares equal to the Final PAR Exchange Ratio (delivered, unless such holder specifies otherwise (or the Exchange Agent has not been provided with information necessary to effect such delivery), on the Closing Date through the facilities of DTC to such holder (or such holder’s nominee)).

Notwithstanding the foregoing, (i) any fractional Parent Ordinary Shares shall be treated as set forth in Section 3.3(d), and (ii) if the Strike Price for the Outstanding PARs is greater than or equal to the product of (A) the Final Unit Exchange Ratio and (y) the VWAP, the Outstanding PARs shall, without any action on the part of Merger Sub, Company or the holders of the Company Phantom Appreciation Rights, be cancelled for no consideration at the Effective Time.

(ii) At the Effective Time, each Outstanding RSU and Outstanding PU, whether vested or unvested, shall, by virtue of the Merger and without any action on the part of Merger Sub, Company or the holders of the Outstanding RSUs or Outstanding PUs, be cancelled and converted into the right to receive (less required withholdings as provided in Section 3.5) that number of Parent Ordinary Shares equal to the Final Unit Exchange Ratio (delivered, unless such holder specifies otherwise (or the Exchange Agent has not been provided with information necessary to effect such delivery), on the Closing Date through the facilities of DTC to such holder (or such holder’s nominee)), subject to Section 3.4(a)(iii) below, in the case of a Cash Election (as defined below) by the holder of an Outstanding RSU; provided that any fractional Parent Ordinary Shares shall be treated as set forth in Section 3.3(d).

(iii) Each non-employee member of the Company Board (each, an “Outside Director”) that holds an Outstanding RSU shall have the option to elect (the “Cash Election”) to receive cash from Company as consideration for the cancellation of such award and in lieu of a portion of the Parent Ordinary Shares otherwise issuable to such Outside Director pursuant to Section 3.4(a)(ii) (as to any Outside Director making the Cash Election, the number of Parent Ordinary Shares that would be issuable to such Outside Director pursuant to Section 3.4(a)(ii), but for the Cash Election, being referred to herein as such Outside Director’s “Maximum RSU Award Shares”); provided, that any such election must (i) be made in writing to Company by such Outside Director no later than the date of the trading day immediately prior to the Closing Date, (ii) specify the maximum personal income tax rate estimated by such Outside Director to be applicable to such Outside Director (the “Tax Rate”), and (iii) specify that percentage of such Outside Director’s Maximum RSU Award Shares as to which such Outside Director elects to receive cash instead of Parent Ordinary Shares, expressed as a decimal (the “Cash Percentage”), which percentage may not exceed the lesser of (A) the Tax Rate and (B) 75%. Any Outside Director who makes the Cash Election shall receive on the Closing Date as consideration for the cancellation of the Outstanding RSUs held by such Outstanding Director the following:

(A)

a number of Parent Ordinary Shares equal to the product of (1) 1 minus the Cash Percentage, times (2) such Outside Director’s Maximum RSU Award Shares; provided that any fractional Parent Ordinary Shares shall be treated as set forth in Section 3.3(d); and

(B)	an amount of cash paid by Company equal to the product of (1) the Cash Percentage, times (2) the number of such Outside Director’s Maximum RSU Award Shares, times (3) the VWAP.

(iv) Notwithstanding anything to the contrary set forth herein, all Outstanding RSUs, including those Outstanding RSUs with respect to which a Cash Election is made, shall be considered Outstanding RSUs for purposes of the calculations set forth in Schedule I and Schedule II hereto.

(b) Company Sale Bonus. Concurrently with the execution of this Agreement, Company and the grantee under the Sale Bonus Award Agreement entered into an agreement that provides that, as of immediately prior to the Effective Time, the Sale Bonus Award Agreement will be terminated (the “Sale Bonus Award Termination Agreement”), and the grantee under the Sale Bonus Award Agreement shall be entitled to receive (less required withholdings as provided in Section 3.6), that number of Parent Ordinary Shares calculated in accordance with Schedule II hereto without regard to anything set forth to the contrary in the Sale Bonus Award Agreement (such Parent Ordinary Shares, the “Company Sale Bonus”) (delivered, unless such grantee specifies otherwise (or the Exchange Agent has not been provided with information necessary to effect such delivery), on the Closing Date through the facilities of DTC to such holder (or such holder’s nominee)).

(c) Prior to the Effective Time, Company will adopt such resolutions of the Company Board (or any appropriate committee thereof), take such actions, obtain any required consents and provide any required notices, as applicable as are required to effectuate the actions contemplated by this Section 3.4. Company shall provide Parent and its counsel with a copy of any resolutions, applicable documents, consents and notices, as applicable, contemplated by this Section 3.4(c) at least ten Business Days prior to distribution and contemplated execution thereof, and Company shall accept any reasonable changes requested in good faith by Parent or its counsel.

Section 3.5 Withholding. Each of Parent, the Exchange Agent, Merger Sub, Company, and the Surviving Company, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as each is required to deduct and withhold with respect to the making of such payment under the Code and the Treasury Regulations, or any applicable provision of U.S. state or local tax law or non-U.S. tax law; provided that, except with respect to amounts paid pursuant to Section 3.4, prior to making such withholding, Parent shall provide written notice to Company setting forth the basis and reasonable detail for such withholding and the parties agree to reasonably cooperate to avoid, reduce or eliminate such deduction or withholding. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the relevant party. Notwithstanding the foregoing, except with respect to amounts paid pursuant to Section 3.4, no U.S. federal withholding shall be permitted to be deducted or withheld from the consideration otherwise payable pursuant to this Agreement to the extent the relevant duly completed and executed IRS Form(s) W-9 and W-8 have been timely provided to the Exchange Agent.

Section 3.6 Adjustments. If, after the date hereof and prior to the Effective Time, either (i) Parent pays a dividend in, splits, consolidates or combines into a smaller number of shares, or issues by reclassification any Parent Ordinary Shares, or (ii) Company pays a distribution in, splits, consolidates or combines into a smaller number of units, or issues by reclassification any Company Common Units, then the Aggregate Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of Company Common Units, Company Equity Awards and the grantee under the Sale Bonus Award Agreement the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted shall, from and after the date of such event, be the Aggregate Merger Consideration or other dependent item, as applicable, subject to further adjustment in accordance with this sentence.

Section 3.7 Intended Tax Treatment. The relevant parties will (i) file and retain such information as will be required under Treasury Regulations Section 1.368-3 and (ii) file all Tax Returns consistently with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar U.S. state, local or non-U.S. Law) or a change in applicable Law. Each of the parties agrees to use its respective reasonable best efforts (i) to promptly notify the other parties of any challenge to the Intended Tax Treatment by any Governmental Entity, and (ii) to provide such information as their relevant equityholders who qualify as “significant holders” may require to file a statement with their U.S. federal income tax return in accordance with Section 1.368-3(b) of the Treasury Regulations. None of the parties or their respective Affiliates will knowingly take or knowingly cause to be taken, or knowingly fail to take or knowingly cause to be failed to be taken, any action that would reasonably be expected to prevent qualification for such Intended Tax Treatment. In the event that the Merger would reasonably be likely to fail to qualify for the Intended Tax Treatment, the parties agree (i) to cooperate in good faith to explore such modifications to the structure or alternative structures as would permit the Merger to qualify for the Intended Tax Treatment and (ii) to the extent the parties agree to pursue any such modification or alternative structure in the exercise of their reasonable discretion, the parties will enter into an appropriate amendment to this Agreement to reflect such modification or alternative structure; provided, however, that any actions taken pursuant to this Section 3.7 will not prevent, delay or impede the Closing or impose any unreimbursed cost on any party without the consent of such party.

Section 3.8 [Reserved].

Section 3.9 Legend Removal. Following the Closing Date, Parent shall use its best efforts to comply with any request by a Consenting Member or its Affiliates to effect the removal of any notation of any securities legend on such Consenting Member’s or such Affiliate’s certificate representing Parent Ordinary Shares (or the book entry account maintained by the transfer agent) forming part of the Aggregate Merger Consideration and Parent shall bear all costs associated therewith (other than the costs of such Consenting Member’s or such Affiliate’s legal counsel), regardless of whether the request is made in connection with a sale or otherwise, so long as such Consenting Member or Affiliate provides to Parent any information Parent deems reasonably necessary to determine that the legend is no longer required under the Securities Act or applicable Laws (including an opinion of legal counsel to Parent or such Affiliate). This Section 3.9 will survive the consummation of the Merger.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in the disclosure letter delivered by Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of Company Disclosure Letter shall be deemed disclosed with respect to all other sections of this Agreement and all other sections or subsections of the Company Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure, without expert knowledge of the same), Company represents and warrants to Parent as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Company is (i) a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation and has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) qualified to do business and is in good standing as a foreign limited liability company or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Company Material Adverse Effect. Company has made available to Parent true and complete copies of the organizational documents of Company. The Company LLC Agreement is enforceable against the Company Members in accordance with its terms subject to the Enforceability Exceptions.

(b) Each of Company’s Subsidiaries (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite limited liability company, corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign limited liability company, corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on Section 4.1(b) of the Company Disclosure Letter. Company has made available to Parent true and complete copies of the charter and bylaws (or similar organizational documents) of each of Company’s Subsidiaries. Section 4.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of Company and each Subsidiary’s jurisdiction of incorporation or formation. Each of the outstanding shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Subsidiaries is duly authorized, validly issued, fully paid (to the extent required by applicable Laws and the organizational documents of such Subsidiary) and non-assessable (except as provided in Sections 20, 31, 40 and 49 of the Act or analogous provisions of the jurisdiction of incorporation or formation of such Subsidiary) and owned, directly or indirectly, by Company or by a direct or indirect, wholly owned Subsidiary of Company, free and clear of any Liens. No direct or indirect Subsidiary of Company owns any Company Common Units or Company Equity Awards.

Section 4.2 Capitalization.

(a) As of the close of business on the date hereof (the “Company Capitalization Date”), there were (i) 20,000,000 Company Common Units issued and outstanding and (ii) Company Equity Awards in respect of an aggregate of 797,804 Company Common Units outstanding, 570,000 of which are Company Phantom Appreciation Rights (all of which have an exercise price of $27.52 per Company Phantom Appreciation Right, referred to herein as the “Strike Price”), 105,700 of which are Company Phantom Common Units and 122,104 of which are Company RSUs. As of the Company Capitalization Date, there were 254,827 Company Common Units available for issuance under the Company Equity Plan. All outstanding Company Common Units are duly authorized, validly issued, fully paid (to the extent required by applicable Laws and the Company LLC Agreement) and non-assessable (except as provided in Sections 20, 31, 40 and 49 of the Act), and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Company Capitalization Date, Company has not issued any Membership Interests, Company Equity Awards or other equity interests, or any securities convertible into or exchangeable or exercisable for any Membership Interests or other equity interests.

(b) Company has delivered to Parent true and complete copies of each Company Equity Plan and form of agreement evidencing each Company Equity Award, and has also delivered any other Company Equity Award agreements to the extent there are variations from the form of agreement, with the Person(s) to whom such variant form apply(ies). Each Company Equity Award (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Equity Plan pursuant to which it was issued, (ii) has a grant date identical to the date on which the Company’s Board or compensation committee, if applicable, actually awarded such Company Equity Award, (iii) qualifies for the tax and accounting treatment afforded to such Company Equity Award in Company’s tax returns and Company’s financial statements, respectively, and (iv) does not trigger any liability for the holder thereof under Section 409A of the Code. Each Company Phantom Appreciation Right has a base price per Company Common Unit equal to or greater than the fair market value of a Company Common Unit at the close of business on the date of such grant.

(c) Except as set forth in subsection (a) above, in the Company LLC Agreement and any Company Common Units issued in respect of the outstanding Company Equity Awards identified in subsection (a) above, as of the date of this Agreement, (i) Company does not have any Membership Interests issued or outstanding other than Company Common Units that have become outstanding after the Company Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (a) above, (ii) there are no outstanding subscriptions, options, warrants, preemptive rights, phantom unit, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of Membership Interests (or other property in respect of the value thereof) to which Company or any of Company’s Subsidiaries is a party obligating Company or any of Company’s Subsidiaries to (A) issue, transfer or sell any Membership Interests or other equity interests of Company or any Subsidiary of Company or securities convertible into or exchangeable for such Membership Interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, preemptive rights, phantom unit, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, and (iii) there are no outstanding obligations of Company or any Subsidiary of Company to make any payment based on the price or value of any capital stock or other equity securities of Company or any of its Subsidiaries.

(d) Neither Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Members on any matter.

(e) Except as set forth in the Company LLC Agreement, there are no voting trusts or other agreements or understandings to which Company or any of its Subsidiaries is a party with respect to the voting of any Membership Interests or other limited liability company interests, voting securities or other equity interests of Company or any of its Subsidiaries.

Section 4.3 Authority Relative to this Agreement; No Violation.

(a) Company has the requisite limited liability company power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Member Approval, to consummate the transactions contemplated by this Agreement. The Company Board, at a duly held meeting on December 19, 2022, has (i) approved, authorized and adopted this Agreement, (ii) resolved that it is advisable, fair to and in the best interests of Company and the Company Members to consummate the transactions contemplated by this Agreement, including the Merger in which the outstanding limited liability company interests of Company (other than any Cancelled Units) will be converted into the right to receive Parent Ordinary Shares, and (iii) resolved to submit this Agreement and the Merger for the approval by the Company Members and determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Company Members vote to approve this Agreement. Except for the Company Member Approval and the filing of the Certificate of Merger with the Registrar of Corporations for the Republic of the Marshall Islands, no other limited liability company proceedings on the part of Company are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Company and, assuming this Agreement constitutes the valid and binding agreement of each of Parent and Merger Sub, constitutes the valid and binding agreement of Company, enforceable against Company in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by Company of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement by Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any federal, state, local or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Certificate of Merger, (ii) compliance with any applicable foreign or state securities or blue sky laws, (iii) any required filings with the Office of the Maritime Administrator of the Republic of the Marshall Islands, or other applicable registry, in connection with any transfer, by merger, amalgamation or other reorganization, of the ownership of Company’s offshore drilling units listed on Section 4.6 of the Company Disclosure Letter, (iv) the filing of a pre-merger notification and report form under the HSR Act and (v) the other consents and/or notices set forth on Section 4.3(b) of the Company Disclosure Letter (collectively, clauses (i) through (v), the “Specified Approvals”), and (vi) notification to the Bermuda Monetary Authority regarding the change in beneficial ownership of the Company Bermuda Subsidiaries, and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The execution, delivery and performance by Company of this Agreement and the consummation by Company of the Merger and the other transactions contemplated by this Agreement do not and will not (i) assuming receipt of the Company Member Approval, contravene or conflict with, or breach any provision of, the organizational or governing documents of Company or any of its Subsidiaries or (ii) assuming compliance with the matters referenced in Section 4.3(b), receipt of the Specified Approvals and the receipt of the Company Member Approval, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to Company or any of its Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any Contract to which Company or any of its Subsidiaries or by which they or any of their respective properties or assets may be bound or affected, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Company or any of its Subsidiaries, other than, in the case of clauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Attached to Section 4.4(a) of the Company Disclosure Letter are: (i) Company’s unaudited consolidated balance sheet as of September 30, 2022 and the related statement of income for the nine-month period then ended, and (ii) Company’s audited consolidated balance sheet as of, and the related statements of income and cash flows for the fiscal year ended December 31, 2021 (collectively, the “Company Financial Statements”). Except as set forth on Section 4.4(a) of the Company Disclosure Letter, the Company Financial Statements present fairly in all material respects, in accordance with GAAP, the consolidated financial condition and results of operations of Company and its Subsidiaries as of the dates and for the periods referred to therein applied on a consistent basis during the periods presented, except as may be indicated in the notes thereto and subject, in the case of the unaudited financial statements, to (x) the absence of footnote disclosures and other presentation items and (y) changes resulting from normal, year-end audit adjustments, none of which are expected to be material, made in the ordinary course of business consistent with past practice.

(b) The books of account and other financial records of Company and its Subsidiaries have been kept accurately, in all material respects, in the ordinary course of business and consistent with applicable Laws, and the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of Company have been properly recorded therein in all material respects.

(c) Except as set forth on Section 4.4(c) of the Company Disclosure Letter, since May 24, 2021, no bankruptcy, insolvency, winding up, or similar proceedings have occurred or are pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries or Company’s or any of its Subsidiaries’ properties or assets, and there is no basis therefor. Except as set forth on Section 4.4(a) of the Company Disclosure Letter, each of Company’s and its Subsidiaries is, and will be as of immediately prior to the Closing, financially solvent in accordance with GAAP.

Section 4.5 Internal Controls and Procedures.

(a) Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of Company are being executed and made only in accordance with appropriate authorizations of management and the Company Board, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) maintain accountability for assets, and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets of Company and its Subsidiaries. Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(b) To the Knowledge of Company, from May 24, 2021 through the date of this Agreement, (i) neither Company nor any of its Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Company or any of its Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in unlawful accounting or auditing practices and (ii) there has been no material change in any accounting controls, policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise) of Company that is not described in the Company Financial Statements. Since May 24, 2021, Company and its Subsidiaries have not identified and have not been advised in writing by the auditors of Company and its Subsidiaries of any fraud or allegation of fraud, whether or not material, that involves management or other employees of Company or any of its Subsidiaries who have a role in Company’s or any of its Subsidiaries internal controls over financial reporting.

Section 4.6 Ownership and Maintenance of Drilling Units. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either Company or a Subsidiary of Company either (i) leases or (ii) has good and marketable title to the drilling units listed on Section 4.6 of the Company Disclosure Letter, as applicable, in each case, to the extent owned, free and clear of all Liens except for Permitted Liens, and no such drilling unit or any related asset is leased under an operating lease from a lessor that, to Company’s Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the drilling units listed on Section 4.6 of the Company Disclosure Letter have been maintained consistent with general practice in the offshore drilling industry for active and idle units and are in good operating condition and repair, subject to ordinary wear and tear.

Section 4.7 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of Company and its Subsidiaries as of December 31, 2021 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since January 1, 2022 and (d) for liabilities or obligations that have been discharged or paid in full, neither Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Company and its Subsidiaries, other than liabilities that do not constitute, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8 Compliance with Law; Permits.

(a) Each of Company and its Subsidiaries is, and since May 24, 2021 (in the case of Company) and the later of May 24, 2021 and such Subsidiary’s respective date of incorporation, formation or organization (in the case of a Subsidiary) has been, in compliance with and is not in default under or in violation of any applicable federal, state, local or foreign law, constitution, treaty, convention, statute, ordinance, rule, regulation, judgment, settlement, Order, arbitration award or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. There are no material defaults or events which, with the passage of time or the giving of notice, would constitute a default under or non-compliance with any provision of the Company Plan of Reorganization by Company or any of its Subsidiaries. Anything contained in this Section 4.8(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 4.8(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article IV.

(b) Without limiting the generality of Section 4.8(a), none of Company, any of its Subsidiaries or, to the Knowledge of Company, any of their respective joint venture partners, joint interest owners, variable interest entity owners, consultants, agents or representatives of any of the foregoing (in their respective capacities as such), has (i) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or Brazilian Federal Law No. 12,683/2012, as applicable, or any similar anti-corruption Law of any other applicable jurisdiction or (ii) except as would not have, individually or in the aggregate, a Company Material Adverse Effect, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person.

(c) Each of Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on Section 4.8 of the Company Disclosure Letter. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of Company, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Company Material Adverse Effect. Company and its Subsidiaries are not, and since January 1, 2020 have not been, in violation or breach of, or default under, any Company Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Company, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Company or any of its Subsidiaries under, any Company Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Company Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.9 Environmental Laws.

(a) To the Knowledge of Company, expect as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company and each of its Subsidiaries are, and since May 24, 2021 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) neither Company nor any of its Subsidiaries has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that Company or any of its Subsidiaries is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, except in each clauses (A) and (B), for such matters that have been fully resolved and are not a source of ongoing obligations or requirements, (iii) neither Company nor any of its Subsidiaries has handled, treated, stored, transported, disposed of, arranged for or permitting the disposal of, or released any Hazardous Substances, or owned or operated any property or facility (and, to the Knowledge of Company, there have been no releases of Hazardous Substances to or from any property or facility owned, operated or otherwise used by Company or any of its Subsidiaries), in each case, in a manner that has given or would reasonably be expected to give rise to liability of Company or any of its Subsidiaries pursuant to any Environmental Law, (iv) except as set forth on Section 4.9 of the Company Disclosure Letter, neither Company nor any of its Subsidiaries is subject to any outstanding Order or pending Action or, to the Knowledge of Company, threatened Action pursuant to any Environmental Law, (v) neither Company nor any of its Subsidiaries has owned, leased or operated a site or, to the Knowledge of Company, disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date, (vi) each of Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity (“Environmental Permits”) required by Environmental Law for Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, and all such Environmental Permits are in full force and effect, free from breach, and the transactions contemplated by this Agreement will not adversely affect them, and (vii) neither Company nor any of its Subsidiaries has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

(b) To the Knowledge of Company, Company has delivered or made available to Parent all material environmental audits, reports and other material environmental documents relating to Company’s facilities or operations including the Company Real Property and any other real property previously owned or operated by Company, that are in its possession, custody or under its reasonable control.

(c) As used herein, “Environmental Law” means any Law relating to (i) the preservation, remediation, restoration or protection of the environment, natural resources or, to the extent related to exposure to Hazardous Substances, human health and safety or (ii) the manufacture, production, use, storage, recycling, testing, treatment, generation, transportation, handling, release, disposal, cleanup or control of Hazardous Substances.

(d) As used herein, “Hazardous Substance” means substance, material or waste which is regulated by any Environmental Law based on its effect or potential effect on human health and safety or the environment, including any substance, material or waste listed, defined, designated or classified as a pollutant or contaminant or as hazardous or toxic under any Environmental Law. Hazardous Substance includes asbestos, or asbestos-containing material, petroleum or any fraction thereof, petroleum products, natural gas, natural gas liquids, radioactive material, per- or polyfluoroalkyl substances and polychlorinated biphenyls.

Section 4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Letter lists each Company Benefit Plan applicable to employees in the U.S. and UK. Other than the Company Benefit Plans set forth in Section 4.10(a) of the Company Disclosure Letter, Company has no liability with respect to any Company Benefit Plan. Company has, prior to the date of this Agreement, made available to Parent true, correct and complete copies of (i) each material Company Benefit Plan and certain related documents, including (i) each writing constituting a part of such Company Benefit Plan, including all material amendments thereto; (ii) written descriptions of such Company Benefit Plan if such Company Benefit Plan is not set forth in a written document; (iii) the two most recent Annual Reports (Form 5500 or 990 Series) and accompanying schedules and financial statements, if any; (iv) the most recent determination or opinion letter from the Internal Revenue Service (“IRS”) (if applicable) for such Company Benefit Plan; (v) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Company Benefit Plan, if any; (vi) the most recent actuarial report, financial statement or valuation report for such Company Benefit Plan, if any; (vii) the most recent summary plan description, together with the summary or summaries of all material modifications thereto; and (viii) all material correspondence to or from any Governmental Entity or the Pension Benefit Guaranty Corporation or any equivalent or analogous body in respect of Company Benefit Plans outside the United States in the last three years relating to such Company Benefit Plan.

(b) With respect to each Company Benefit Plan (i) each Company Benefit Plan has been, in all material respects, established, operated, maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) each Company Benefit Plan that is subject to the laws of any jurisdiction outside of the United States complies in all material respects with applicable local Law and (A) all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved, as appropriate, based on reasonable actuarial assumptions and (B), if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities and to the Knowledge of Company, there are no circumstances which could cause any such “good standing” to be withdrawn; (iv) no Company Benefit Plan provides, and neither Company nor any of its Subsidiaries has any liability or obligation for the provision of, medical, disability, life insurance or other welfare benefits with respect to current or former employees, directors, officers or consultants of Company or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (v) no liability under Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or under any Multiemployer Plan has been incurred by Company, its Subsidiaries or any ERISA Affiliate that has not been satisfied in full, and no event occurred and no condition exists that would reasonably be expected to result in a risk to Company or any of its Subsidiaries of incurring any liability thereunder; (vi) no events have occurred that could result in a payment by or assessment against Company or any of its Subsidiaries of any excise taxes under Section 4972, 4975, 4976, 4979, 4980B, 4980D, 4980E or 5000 of the Code; (vii) all premiums and contributions or other amounts payable by Company or its Subsidiaries as of the date of this Agreement with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (viii) none of Company, its Subsidiaries nor their respective ERISA Affiliates contributes or is obligated to contribute to a Multiemployer Plan; (ix) there are no pending, or, to the Knowledge of Company, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity or the Pension Benefit Guaranty Corporation by, on behalf of, with respect to or against any of Company Benefit Plans or any trust related thereto; (x) neither Company, any of its Subsidiaries nor, to the Knowledge of Company, any other Person, has made any binding commitment to modify, change or terminate any Company Benefit Plan, and there has been no amendment to, or written interpretation or announcement by Company or any of its Subsidiaries regarding any Company Benefit Plan that would materially increase the expense or maintaining such Company Benefit Plan above the level or expenses incurred with respect to that plan for the fiscal year ended December 31, 2021.

(c) Neither Company, any Company Benefit Plan nor, to the Knowledge of Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject Company or any ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code. Neither Company nor any of its Subsidiaries has engaged in a transaction that could result in a material civil penalty under Sections 409 or 502(i) of ERISA. Neither Company, any of its Subsidiaries nor any ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Company Benefit Plan. No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to any Company Benefit Plan, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(d) No Company Benefit Plan is or has within the last six years been subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and neither Company nor any of its ERISA Affiliates has within the past six years sponsored, maintained, contributed to or been required to contribute to any such plan.

(e) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” complies in all material respects with the requirements of Section 409A of the Code by its terms and has been operated in all material respects in accordance with such requirements.

(f) Except as provided in this Agreement, as required by applicable Law or as set forth on Section 4.10(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement, nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Company or any of its Subsidiaries to any severance payments or any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer; (iii) directly or indirectly cause Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan; (iv) otherwise give rise to any material liability under any Company Benefit Plan; (v) limit or restrict the right of Company to merge, amend or terminate any Company Benefit Plan; or (vi) result in the payment of any amount that could become payable to any Company employee or service provider that could, individually or in combination with any other payment, constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(g) Neither Company nor any of its Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

Section 4.11 Absence of Certain Changes or Events.

(a) From January 1, 2022 through the date of this Agreement, other than the transactions contemplated by this Agreement or as set forth on Section 4.11(a) of the Company Disclosure Letter, Company and its Subsidiaries have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) Since January 1, 2022, there has not been any event or effect that has had, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12 Investigations; Litigation. Except as set forth on Section 4.12 of the Company Disclosure Letter, there is no investigation or review pending (or, to the Knowledge of Company, threatened) by any Governmental Entity with respect to Company or any of Company’s Subsidiaries that would have, individually or in the aggregate, a Company Material Adverse

Effect. Except as set forth on Section 4.12 of the Company Disclosure Letter, there are no Actions pending (or, to the Knowledge of Company, threatened) against or affecting Company or any of Company’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13 Disclosure Documents. None of the information supplied or to be supplied by Company specifically for inclusion or incorporation by reference in (i) the Registration Statement (as defined in Section 6.19(a)), at the time such Registration Statement becomes effective under the Securities Act, at the time of any amendment or supplement thereto or at the time of mailing to the Company Members or (ii) the Oslo Listing Document, on the date of the Oslo Listing Document, and at the time of any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 4.13, no representation or warranty is made by Company with respect (i) information or statements made or incorporated by reference that were not supplied by or on behalf of Company or (ii) information or statements made or incorporated by reference that were supplied by or on behalf of Company, but in which Company has not been made able to verify prior to the finalization of the Oslo Listing Document or the Registration Statement.

Section 4.14 Tax Matters.

(a) Since May 24, 2021, except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws and all such filed Tax Returns are complete and accurate in all material respects; (ii) Company and each of its Subsidiaries have timely paid in full all Taxes required to be paid by any of them, whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to Company or any of its Subsidiaries; (iii) Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party; (iv) except as provided in Section 4.14 of the Company Disclosure Letter, to the Knowledge of Company, there are no outstanding, pending or threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes of Company or any of its Subsidiaries; (v) neither Company nor any of its Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice); (vi) there are no Liens for Taxes upon any property of Company or any of its Subsidiaries, except for Permitted Liens; (vii) neither Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date of this Agreement; (viii) neither Company nor any of its

Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2); (ix) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) has been entered into by or with respect to Company or any of its Subsidiaries, which agreement will be binding on such entity after the Closing Date; (x) neither Company nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable U.S. state or local Law or non-U.S. Law) other than a group the common parent of which was Company; (xi) neither Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (A) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (B) any agreement or arrangement solely between or among Company and/or its Subsidiaries; (xii) no claim has been made in writing by any Tax authority in a jurisdiction where Company or any of its Subsidiaries has not filed Tax Returns of a particular type that Company or any of its Subsidiaries is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction; and (xiii) Company is, and has been, properly treated as an association taxable as a corporation for U.S. federal income tax purposes.

(b) As used in this Agreement, (i) “Taxes” means any and all U.S. federal, state, or local taxes or non-U.S. taxes, social security contributions, customs, duties or other governmental assessments of any kind whatsoever (whether payable directly or by withholding) (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including, income, franchise, windfall or other profits, gross receipts, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, disability, net worth, excise, withholding, ad valorem, value added, gains, transfer, environmental (including taxes under prior Section 59A of the Code), license, stamp, occupation, severance, premium, registration, estimated, alternative or add-on minimum tax and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or statement related to Taxes.

Section 4.15 Labor Matters.

(a) None of the employees of Company or any of its Subsidiaries is represented in his or her capacity as an employee of Company or any Subsidiary by any union or other labor organization. Neither Company nor any Subsidiary is, or has been during the period from May 24, 2021 to the date of this Agreement, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. As of the date of this Agreement, (i) there are no, and have not been during the two-year period preceding the date of this Agreement any, activities or proceedings of any labor organization to organize any employees of Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization; (ii) there are no, and have not been during the two-year period preceding the date of this Agreement any, strikes, lockouts, slowdowns, work stoppages, job actions, picketing, labor disputes, or any similar activity pending or in effect with respect to employees of Company or any of its Subsidiaries, (iii) to the Knowledge of Company, there is no, and has not been during the two-year period preceding the date of this Agreement any, formal union organizing effort pending against Company or any of its Subsidiaries, and (iv) there is no, and has not been during the two-year period preceding the date of this Agreement any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries has a duty to bargain with any union or other labor organization.

(b) Neither Company nor any of its Subsidiaries has received written notice during the past two years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Company or any of its Subsidiaries with respect to such matters and, to the Knowledge of Company, no such investigation is in progress or threatened. Company and each of its Subsidiaries are, and during the three-year period preceding the date of this Agreement have been, in material compliance with all applicable Laws in respect of labor, employment and employment practices, including terms and conditions of employment, wages and hours, immigration, Fair Labor Standards Act exempt/non-exempt classifications, and occupational safety and health, and classifications of service providers as employees and/or independent contractors. There are no material employment-related Actions pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries.

(c) Neither Company nor any of its Subsidiaries has any liability under the Worker Adjustment and Retraining Act of 1988 or any similar state, local or other applicable Laws related to plant closings, relocations, mass layoffs and employment losses as a result of any action taken by Company or any of its Subsidiaries.

Section 4.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, Company and its Subsidiaries either own or have a valid and enforceable right to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, software and other intellectual property rights (collectively, “Intellectual Property”) as are necessary to conduct the business of Company and its Subsidiaries as currently conducted by Company and its Subsidiaries. To the Knowledge of Company, (i) neither Company nor any of its Subsidiaries is currently infringing, misappropriating or violating, or has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or licensed to Company or any of its Subsidiaries. As of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of Company, threatened that (A) challenge or question Company’s ownership or right to use Intellectual Property of Company or any of its Subsidiaries or (B) assert infringement, misappropriation or violation by Company or any of its Subsidiaries of any Intellectual Property of a third party. It is agreed and understood that no representation or warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 4.16(a).

(b) Company and its Subsidiaries have taken commercially reasonable steps to protect the information technology systems used in connection with the conduct of the business of Company and its Subsidiaries (“IT Systems”) from Contaminants. As used herein, “Contaminants” means any material “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such software or data or other software of users. To Company’s Knowledge, (i) there have been no material unauthorized intrusions or breaches of the security of Company’s or any of its Subsidiaries’ IT Systems, and (ii) trade secrets, the data and information which they store or process has not been corrupted in any material discernible manner or accessed or used without Company’s or any of its Subsidiaries’ authorization.

(c) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, Company and each of its Subsidiaries are, and since May 24, 2021 have been, in compliance in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Company or any of its Subsidiaries (“Company Personal Information”); (ii) all Contracts under which Company or any of its Subsidiaries is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Company or any of its Subsidiaries; and (iii) applicable Law, as well as its own rules, policies, and procedures, relating to the protection of Company servers, systems, database, and other assets for both its information technology and operational technology infrastructure (“Company Technology Infrastructure”). No such Company Personal Information or Company Technology Infrastructure was the subject of any unauthorized access, use, or hacking.

Section 4.17 Real Property; Personal Property. Section 4.17 of the Company Disclosure Letter lists each real property leased by Company or its Subsidiaries (the “Company Leased Real Property”) and each real property owned by Company or its Subsidiaries (the “Company Owned Real Property”; and, together with the Company Leased Real Property, the “Company Real Property”) comprises all of the real property occupied or otherwise used in the operation of Company’s business. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, Company or a Subsidiary of Company has good and valid title to all of the Company Owned Real Property and good title to all its owned personal property and has valid leasehold or sublease hold interests in all of Company Leased Real Property and leased personal property, free and clear of all Liens (except for Permitted Liens). Neither Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Company Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Company Owned Real Property or any portion thereof or interest therein. Neither Company nor any of its Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Company, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Lease is a valid and binding obligation of Company or the Subsidiary of Company which is party thereto and, to the Knowledge of Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 4.18 Material Contracts. A true and complete copy of each Company Material Contract (including any amendments thereto) has been made available to Parent prior to the date of this Agreement. Neither Company nor any Subsidiary of Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of Company or the Subsidiary of Company which is party thereto and, to the Knowledge of Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither Company nor any of its Subsidiaries has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of Company, a breach or default on the part of Company or any of its Subsidiaries under a Company Material Contract, and (ii) no party to any Company Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 4.19 Insurance Policies. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) all material insurance policies (“Policies”) covering Company and its Subsidiaries and its and their respective assets, properties and operations provide insurance in such amounts and against such risks as is commercially reasonable pursuant to prudent industry practice, and (b) all of the Policies are in full force and effect. Since January 1, 2022 through the date of this Agreement, neither Company nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of Company or any of its Subsidiaries.

Section 4.20 Government Contracts.

(a) Neither Company nor any of its Subsidiaries nor, to the Knowledge of Company, their respective managers, directors or officers, employees, consultants or agents, is or has been (i) debarred, suspended or excluded from participation in or the award of any Government Contract, (ii) proposed for suspension, debarment, or exclusion from participation in or the award of any Government Contract, or (iii) subject to a finding of non-responsibility or ineligibility for the award any Government Contract.

(b) Each of Company and its Subsidiaries, to the Knowledge of Company, has (i) complied with all material terms and conditions of its Government Contracts; (ii) complied with all material requirements of Law pertaining to its Government Contracts; (iii) ensured that all representations and certifications executed with respect to its Government Contracts were accurate and truthful in all material respects as of their effective date; and (iv) not violated, in any material respect, any Law or contractual restriction associated with the employment of (or discussions concerning possible employment with) current or former officials or employees of a Governmental Entity, including but not limited to the “revolving door” and “financial interest” restrictions set forth at 18 U.S.C. § 207 and § 208.

(c) Neither Company nor any of its Subsidiaries has (i) made any voluntary or mandatory disclosure to any Governmental Entity with respect to any alleged irregularity, unlawful conduct, misstatement, significant overpayment, or omission arising under or relating to a Government Contract; (ii) received any written (or, to the Knowledge of Company, oral) notice of any determination by a Governmental Entity regarding, nor entered into a consent order or administrative agreement, with a Governmental Entity regarding, any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of Law or regulation, or any administrative or contractual requirement related to a Government Contract; (iii) received any written (or, to the Knowledge of Company, oral) notice of complaint (whether or not sealed or partially unsealed) regarding any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of law or regulation, or any administrative or contractual requirement related to a Government Contract; nor (iv) received subpoenas, search warrants, or civil investigative demands addressed to or requesting information involving Company or any of its members, managers, officers, employees, affiliates, consultants, agents, or representatives in connection with or concerning any information related to a Government Contract.

(d) Neither Company nor any of its Subsidiaries currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.

Section 4.21 Finders or Brokers. Except for Intrepid Partners, LLC (the “Company Financial Advisor”), neither Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.22 Opinion of Financial Advisor. The Company Board has received the opinion of the Company Financial Advisor, dated as of the date of the Company Board’s approval of this Agreement, substantially to the effect that, subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Aggregate Merger Consideration is fair, from a financial point of view, to holders of Company Common Units, Outstanding RSUs, Outstanding PUs and Outstanding PARs, collectively.

Section 4.23 Required Vote of the Company Members. The affirmative vote of the holders of two-thirds (2/3) of issued and outstanding Company Common Units entitled to vote is the only vote of holders of securities or other equity interests of Company which is required to approve this Agreement, including the consummation of the Merger and the other transactions contemplated by this Agreement (the “Company Member Approval”).

Section 4.24 Takeover Laws. Other than the Norwegian Mandatory Takeover Offer Rules (the “MTO Rules”), no “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover Law (each, a “Takeover Law”) is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.25 No Financial Indebtedness. Neither Company nor any of its Subsidiaries has any outstanding Financial Indebtedness (other than Financial Indebtedness owed to Company or any of its Subsidiaries).

Section 4.26 No Joint Venture. Neither Company nor its Subsidiaries are partners or joint venturers with each other or with any other entity or own equity interests in any Person other than direct or indirect wholly-owned Subsidiaries of Company.

Section 4.27 Sale Bonus Award Agreement; Sale Bonus Award Termination Agreement. The Sale Bonus Award Agreement was duly authorized, executed and delivered by Company, and constitutes the legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms subject to the Enforceability Exceptions. The Sale Bonus Award Termination Agreement was duly authorized, executed and delivered by Company, and constitutes the legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms subject to the Enforceability Exceptions.

Section 4.28 No Additional Representations. Except for the representations and warranties contained in this Article IV, neither Company nor any other Person makes any other express or implied representation or warranty on behalf of Company or any of its Affiliates. Company acknowledges that none of Parent or any other Person has made any representation or warranty, express or implied except as expressly set forth in Article V, and Company has not relied on any representation other than those expressly set forth in Article V. Without limiting the foregoing, Company makes no representation or warranty to Parent with respect to any business or financial projection or forecast relating to Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Company, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any representations or warranties, and acknowledges and agrees that Parent has specifically disclaimed any express or implied representation or warranty made by any Person other than those set forth in Article V.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed (a) in the Parent SEC Documents filed prior to the date of this Agreement (excluding any disclosure set forth in any risk factor section or forward-looking statements section or statements that are otherwise forward-looking, predictive, nonspecific or cautionary in nature), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure or (b) in the disclosure letter delivered by Parent to Company simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”) (it being acknowledged and agreed that disclosure in any section or subsection of the Parent Disclosure Letter shall be deemed disclosed with respect to all other sections of this Agreement and all other sections or subsections of the Parent Disclosure Letter to the extent that the relevance of such disclosure to such other section or subsection is reasonably apparent from the face of such disclosure, without expert knowledge of the same), Parent and Merger Sub, jointly and severally, represent and warrant to Company as follows:

Section 5.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent and Merger Sub is (i) a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation and has all requisite corporate, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (ii) qualified to do business and is in good standing as a foreign corporation, limited liability company or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub has made available to Company true and complete copies of the memorandum of association and bye-laws of Parent as in effect prior to the Effective Time, and the charter and bye-laws (or equivalent organizational documents) of Merger Sub.

(b) Each of Parent’s Subsidiaries and each Joint Venture (i) is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of incorporation or formation and (ii) has all requisite corporate, limited liability company or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has made available to Company true and complete copies of the charter and bye-laws (or equivalent organizational documents) of each of Parent’s Subsidiaries and each Joint Venture. Section 5.1(b) of the Parent Disclosure Letter sets forth a true and complete list of each Subsidiary and each Joint Venture of Parent and each Subsidiary’s and each Joint Venture’s jurisdiction of incorporation or formation. Each of the outstanding shares, shares of capital stock or other equity securities (including partnership interests, limited liability company interests or other equity interests) of each of the Subsidiaries and Joint Ventures is duly authorized, validly issued, fully paid (to the extent required by applicable Laws and the organizational documents of such Subsidiary) and non-assessable (except in the case of the Merger Sub as provided in Sections 20, 31, 40 and 49 of the Act or analogous provisions of the jurisdiction of incorporation or formation of such Subsidiary) and owned, directly or indirectly, by Parent or by a direct or indirect, wholly owned Subsidiary of Parent, free and clear of any Liens (except for Permitted Liens and other than, in the case of the Joint Ventures, as set forth on Section 5.1(a) of the Parent Disclosure Letter).

Section 5.2 Capital Stock.

(a) The authorized share capital of Parent consists of 375,000,000 common shares of Parent, par value $0.01 per share.

(b) As of the close of business on the date hereof (the “Parent Capitalization Date”), there were (A) 49,999,998 Parent Ordinary Shares issued and outstanding, (B) Parent Equity Awards in respect of an aggregate of 429,194 Parent Ordinary Shares outstanding, 128,759 of which are Parent TRSUs and 300,435 of which are Parent PRSUs, (C) no Parent Ordinary Shares held by Parent in its treasury, and (D) $50 million in aggregate principal amount of Senior Convertible Notes due August 22, 2028 (“Parent Notes”) that are exercisable for an aggregate of 2,631,579 Parent Ordinary Shares, subject to adjustment in accordance with the terms of the Parent Notes. As of the Parent Capitalization Date, there were 2,480,949 Parent Ordinary Shares available for issuance under the Parent Equity Plan and 100% of the Merger Sub Units were issued and outstanding. All outstanding Parent Ordinary Shares and Merger Sub Units are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Since the Parent Capitalization Date, Parent has not issued any shares of its capital stock or other equity interests, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock or other equity interests other than pursuant to the Parent Notes referenced in this clause (b), and Merger Sub has not issued any additional limited liability company interests or other equity interests, or any securities convertible into or exchangeable or exercisable for any of its limited liability company interests or other equity interests.

(c) Except as set forth in subsection (b) above and any Parent Ordinary Shares issued in respect of the outstanding Parent Equity Awards identified in subsection (b) above, as of the date of this Agreement, (i) Parent does not have any shares, shares of its capital stock or units issued or outstanding other than Parent Ordinary Shares that have become outstanding after the Parent Capitalization Date which were reserved for issuance as of such date, as set forth in subsection (b) above, (ii) other than this Agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar rights, agreements or commitments relating to the issuance of shares or shares of capital stock (or other property in respect of the value thereof) to which Parent, the Joint Ventures, or any of Parent’s Subsidiaries is a party obligating Parent, the Joint Ventures, or any of Parent’s Subsidiaries to (A) issue, transfer or sell any shares or shares of capital stock or other equity interests of Parent, the Joint Ventures, or any Subsidiary of Parent or securities convertible into or exchangeable for such shares of capital stock or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, share or stock appreciation rights, preemptive rights, phantom stock, convertible or exchangeable securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such shares or shares of capital stock or other equity interests, and (iii) other than this Agreement, there are no outstanding obligations of Parent, the Joint Ventures, or any Subsidiary of Parent to make any payment based on the price or value of any shares, shares of capital stock or other equity securities of Parent, the Joint Ventures, or any of its Subsidiaries.

(d) Except as set forth in subsection (b) above, none of Parent, the Joint Ventures, nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Parent on any matter.

(e) Other than this Agreement, there are no voting trusts or other agreements or understandings to which Parent, the Joint Ventures, or any of its Subsidiaries is a party with respect to the voting of voting securities, the shares, share of capital stock or other equity interests of Parent, the Joint Ventures, or any of its Subsidiaries.

(f) The Parent Ordinary Shares to be issued as part of the Aggregate Merger Consideration, when issued and delivered in accordance with the terms of this Agreement, will have been duly authorized and validly issued, fully paid and non-assessable and free of preemptive rights and Liens, other than any Liens resulting from the action or inaction of any Person that is not Parent or an Affiliate of Parent, and Freely Tradable (other than the portion of the Aggregate Merger Consideration issued to the Consenting Members, which shall be restricted securities within the meaning of the Securities Act). The Oslo Listing Document is sufficient to fulfil prospectus requirements under the Norwegian Securities Trading Act and the Euronext Oslo Issuer Rules in connection with the Merger, including to admit for listing on Euronext Oslo the Parent Ordinary Shares to be issued as part of the Aggregate Merger Consideration. Parent Ordinary Shares issued in the Merger to the Consenting Members or issued in connection with Section 3.4 will be eligible for listing on Euronext Oslo at the time of such issuance as a consequence of the Oslo Listing Document or available exemption from prospectus requirements according to the Norwegian Securities Trading Act and the Euronext Oslo Issuer Rules. Notwithstanding the foregoing, the Parent Ordinary Shares issued in the Merger to the Consenting Members will not be eligible for such listing on Euronext Oslo before any restrictive notations or legends in respect of such Parent Ordinary Shares are removed, and such Parent Ordinary Shares are eligible for deposit in and clearance and settlement through the facilities of DTC in an unrestricted CUSIP number applicable to Parent’s Ordinary Shares and for being recorded in the VPS under Parent’s ordinary ISIN number.

(g) Parent has delivered to Company a true and complete copy of the Parent Equity Plan and form of agreement evidencing each Parent Equity Award, and has also delivered any other Parent Equity Award agreements to the extent there are variations from the form of agreement, with the Person(s) to whom such variant form apply(ies). Each Parent Equity Award (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Parent Equity Plan pursuant to which it was issued, (ii) has a grant date identical to the date on which the Parent Board or compensation committee, if applicable, actually awarded such Parent Equity Award, (iii) qualifies for the tax and accounting treatment afforded to such Parent Equity Award in Company’s tax returns and Company’s financial statements, respectively, and (iv) does not trigger any liability for the holder thereof under Section 409A of the Code.

Section 5.3 Authority Relative to this Agreement; No Violation.

(a) Parent has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. Merger Sub has all requisite limited liability company or similar power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The Parent Board at a duly held meeting has (i) determined that the terms of the Merger and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of Parent and its shareholders and (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement and the Merger. The Parent Board, on behalf of Merger Sub, in its individual capacity and in its capacity as the Merger Sub Member at a duly held meeting has (i) determined that the terms of Merger and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of Merger Sub and its sole member, (ii) approved the execution, delivery and performance of, and adopted and declared advisable this Agreement and Merger, and (iii) resolved to recommend that the sole member of Merger Sub approve the adoption of this Agreement and directed that such matter be submitted for consideration by the sole member of Merger Sub. Except for the approval of the Parent Board referenced above, no additional corporate proceedings on the part of Parent are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, including the issuance and listing on Euronext Oslo of the Parent Ordinary Shares to be issued as part of the Aggregate Merger Consideration. Except for the approval of the sole member of Merger Sub and the filing of the Certificate of Merger with the Registrar of Corporations for the Republic of the Marshall Islands, no other limited liability company proceedings on the part of Merger Sub are necessary to authorize the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of Company, this Agreement constitutes the valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub, in accordance with its terms, subject to the Enforceability Exceptions.

(b) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement by Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing of the Certificate of Merger, (ii) compliance with the rules and regulations of any stock exchange on which the Parent Ordinary Shares are listed and traded (including the NYSE) that do not require a Parent shareholder vote which have been or prior to Closing shall have been complied with, (iii) compliance with any applicable foreign or state securities or blue sky laws, (iv) any required filings with the Office of the Maritime Administrator of the Republic of the Marshall Islands, or other applicable registry, in connection with any transfer, by merger, amalgamation or other reorganization, of the ownership of Parent’s offshore drilling units listed on Section 5.25 of the Parent Disclosure Letter, (v) the filing of a pre-merger notification and report form under the HSR Act and (vi) the other consents and/or notices set forth on Section 5.3(b) of the Parent Disclosure Letter (collectively, clauses (i) through (vi), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has complied with and will comply with all the rules and requirements of the OSE, including pursuant to Euronext Oslo Issuer Rules in connection with the Merger.

(c) The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement do not and will not (i) contravene or conflict with, or breach any provision of, the organizational or governing documents of Parent or any of its Subsidiaries or (ii) assuming compliance with the matters referenced in Section 5.3(b) and receipt of the Parent Approvals, (A) contravene or conflict with or constitute a violation of any provision of any Law, judgment, writ or injunction of any Governmental Entity binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (B) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any Contract to which Parent or any of its Subsidiaries or by which they or any of their respective properties or assets may be bound or affected or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii)(A) and (B), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4 Reports and Financial Statements.

(a) Parent has filed or furnished all forms, statements, certifications, documents and reports required to be filed or furnished by it with the SEC since January 1, 2021 (as amended and supplemented from time to time, the “Parent SEC Documents”), each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents, and, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review or investigation.

(b) The consolidated financial statements (including all related notes and schedules) of Parent and its Subsidiaries included in the Parent SEC Documents (if amended, as of the date of the last such amendment prior to the date of this Agreement) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto), were prepared in all material respects in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). None of the Subsidiaries of Parent is required to file periodic reports with the SEC.

(c) Since February 22, 2022, no bankruptcy, insolvency, winding up, or similar proceedings have occurred or are pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or Parent’s or any of its Subsidiaries’ properties or assets, and there is no basis therefor. Each of Parent and its Subsidiaries is, and will be as of immediately prior to the Closing, financially solvent in accordance with GAAP.

(d) Parent is a “foreign private issuer” (as defined in Rule 405 under the Securities Act).

(e) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

Section 5.5 Internal Controls and Procedures.

(a) Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2021, and such assessment concluded that such controls were effective and did not identify any (A) “significant deficiency” or “material weakness” in the design or operation of internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, of the Exchange Act) or (B) fraud or allegation of fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent’s system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) is reasonably sufficient in all material respects to provide reasonable assurance regarding the reliability of financing reporting and the preparation of financial statements for external purposes in accordance with GAAP (including (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that would materially affect Parent’s financial statements).

(b) To the Knowledge of Parent, from February 22, 2022 through the date of this Agreement, (i) neither Parent nor any of its Subsidiaries or any of their respective directors or officers has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures or methodologies of Parent or any of its Subsidiaries, or any of their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in unlawful accounting or auditing practices and (ii) there has been no material change in any accounting controls, policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise) of Parent that is not described in the consolidated financial statements (including all related notes and schedules) of Parent and its Subsidiaries included in the Parent SEC Documents. Since February 22, 2022, Parent and its Subsidiaries have not identified and have not been advised in writing by the auditors of Parent and its Subsidiaries of any fraud or allegation of fraud, whether or not material, that involves management or other employees of Parent or any of its Subsidiaries who have a role in Parent’s or any of its Subsidiaries internal controls over financial reporting.

Section 5.6 No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2021 or the notes thereto, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated herein, (c) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since January 1, 2022 and (d) for liabilities or obligations that have been discharged or paid in full, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries, other than liabilities that do not constitute, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.7 Compliance with Law; Permits.

(a) Each of Parent, its Subsidiaries and the Joint Ventures is, and since February 22, 2022 (in the case of Parent) and the later of February 22, 2022 and such Subsidiary’s or Joint Ventures’ respective date of incorporation, formation or organization (in the case of a Subsidiary or the Joint Ventures) has been, in compliance with and is not in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect. There are no material defaults or events which, with the passage of time or the giving of notice, would constitute a default under or non-compliance with any provision of the Parent Plan of Reorganization by Parent or any of its Subsidiaries or any of the Joint Ventures. Anything contained in this Section 5.7(a) to the contrary notwithstanding, no representation or warranty shall be deemed to be made in this Section 5.7(a) in respect of environmental, tax, intellectual property, employee benefits or labor Law matters, each of which is addressed by other sections of this Article V.

(b) Without limiting the generality of Section 5.7(a), none of Parent, any of its Subsidiaries of the Joint Ventures, or, to the Knowledge of Parent, any of their respective joint venture partners, joint interest owners, variable interest entity owners, consultants, agents or representatives of any of the foregoing (in their respective capacities as such) has, (i) violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or Brazilian Federal Law No. 12,683/2012, as applicable, or any similar anti-corruption Law of any other applicable jurisdiction or (ii) except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any Person.

(c) Each of Parent, its Subsidiaries and the Subject Joint Venture is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and Orders of any Governmental Entity required by Law for Parent and its Subsidiaries and the Subject Joint Venture to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, except where such suspension or cancellation would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Parent and its Subsidiaries and the Subject Joint Venture are not, and since January 1, 2020 have not been, in violation or breach of, or default under, any Parent Permit, except where such violation, breach or default would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, to the Knowledge of Parent, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent, any of its Subsidiaries or the Subject Joint Venture under, any Parent Permit, or has caused (or would cause) an applicable Governmental Entity to fail or refuse to issue, renew, extend, any Parent Permit (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses, accelerations or failures that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.8 Environmental Laws.

(a) To the Knowledge of Parent, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent, the Subject Joint Venture and each of its Subsidiaries are, and since February 22, 2022 have been, in compliance with and not in default under or in violation of any applicable Environmental Laws, (ii) none of Parent, any of its Subsidiaries or the Subject Joint Venture has received (A) any written notices, demand letters or written claims from any third party or Governmental Entity alleging that Parent, any of its Subsidiaries or the Subject Joint Venture is in violation of or is liable under any Environmental Law or (B) any written requests for information from any Governmental Entity pursuant to Environmental Law, except in each clauses (A) and (B), for such matters that have been fully resolved and are not a source of ongoing obligations or requirements, (iii) none of Parent, any of its Subsidiaries or the Subject Joint Venture or has handled, treated, stored, transported, disposed of, arranged for or permitting the disposal of, or released any Hazardous Substances, or owned or operated any property or facility (and, to the Knowledge of Parent, there have been no releases of Hazardous Substances to or from any property or facility owned, operated or otherwise used by Parent or any of its Subsidiaries or the Subject Joint Venture), in each case, in a manner that has given or would reasonably be expected to give rise to liability of Parent, any of its Subsidiaries or the Subject Joint Venture pursuant to any Environmental Law, (iv) none of Parent, any of its Subsidiaries or the Subject Joint Venture is subject to any outstanding Order or pending Action or, to the Knowledge of Parent, threatened Action pursuant to any Environmental Law, (v) none of Parent, any of its Subsidiaries or the Subject Joint Venture has owned, leased or operated a site or, to the Knowledge of Parent, disposed of, sent or arranged for the transportation of Hazardous Substances at or to a site, that has been placed or is proposed to be placed by the United States Environmental Protection Agency or similar state authority on the National Priorities List or similar state list, as in effect as of the Closing Date, (vi) each of Parent, its Subsidiaries and the Subject Joint Venture is in possession of all Environmental Permits for Parent, its Subsidiaries and the Subject Joint Venture to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted, and all such Environmental Permits are in full force and effect, free from breach, and the transactions contemplated by this Agreement will not adversely affect them, and (vii) none of Parent, any of its Subsidiaries or any of the Joint Ventures has, either expressly or by operation of Law, assumed or undertaken any liability, including any obligation for corrective or remedial action, of any other Person relating to Environmental Laws.

(b) To the Knowledge of Parent, Parent has delivered or made available to Company all material environmental audits, reports and other material environmental documents relating to Parent’s facilities or operations including the Parent Real Property and any other real property previously owned or operated by Parent, that are in its possession, custody or under its reasonable control.

Section 5.9 Employee Benefit Plans.

(a) Parent has previously made available to Company all material Parent Benefit Plans. Parent has, prior to the date of this Agreement, made available to Company true, correct and complete copies of (i) each material Parent Benefit Plan and certain related documents, including each writing constituting a part of such Parent Benefit Plan, including all material amendments thereto; (ii) written descriptions of such Parent Benefit Plan if such Parent Benefit Plan is not set forth in a written document; (iii) the two most recent Annual Reports (Form 5500 or 990 Series) and accompanying schedules and financial statements, if any; (iv) the most recent determination or opinion letter from the IRS (if applicable) for such Parent Benefit Plan; (v) each current trust agreement, insurance contract or policy, group annuity contract and any other funding arrangement relating to such Parent Benefit Plan, if any; (vi) the most recent actuarial report, financial statement or valuation report for such Parent Benefit Plan, if any; (vii) the most recent summary plan description, together with the summary or summaries of all material modifications thereto; and (viii) all material correspondence to or from any Governmental Entity or the Pension Benefit Guaranty Corporation or any equivalent or analogous body in respect of Parent Benefit Plans outside the United States in the last three years relating to such Parent Benefit Plan.

(b) With respect to each Parent Benefit Plan (i) each Parent Benefit Plan has been, in all material respects, established, operated, maintained, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto; (ii) each of the Parent Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS and, to the Knowledge of Parent, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such plan; (iii) each Parent Benefit Plan that is subject to the laws of any jurisdiction outside of the United States complies in all material respects with applicable local Law and (A) all such plans that are intended to be funded and/or book-reserved are funded and/or book reserved as appropriate, based on reasonable actuarial assumptions and (B), if such plan is required to be registered, such plan has been registered and maintained in good standing with applicable regulating authorities and to the Knowledge of Parent, there are no circumstances which could cause any such “good standing” to be withdrawn; (iv) no Parent Benefit Plan provides, and neither Parent nor any of its Subsidiaries has any liability or obligation for the provision of, medical, disability, life insurance or other welfare benefits with respect to current or former employees, directors, officers or consultants of Parent or its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by applicable Law; (v) no liability under Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code or under any Multiemployer Plan has been incurred by Parent, its Subsidiaries or any Parent ERISA Affiliate that has not been satisfied in full, and no event occurred and no condition exists that would reasonably be expected to result in a risk to Parent or any of its Subsidiaries of incurring any liability thereunder; (vi) no events have occurred that could result in a payment by or assessment against Parent or any of its Subsidiaries of any excise taxes under Section 4972, 4975, 4976, 4979, 4980B, 4980D, 4980E or 5000 of the Code;

(vii) all premiums and contributions or other amounts payable by Parent or its Subsidiaries as of the date of this Agreement with respect to each Parent Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (viii) none of Parent, its Subsidiaries nor their respective Parent ERISA Affiliates contributes or is obligated to contribute to a Multiemployer Plan; (ix) there are no pending, or, to the Knowledge of Parent, threatened or anticipated Actions (other than routine claims for benefits) or audits by any Governmental Entity or the Pension Benefit Guaranty Corporation by, on behalf of, with respect to or against any of Parent Benefit Plans or any trust related thereto; (x) neither Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any other Person, has made any binding commitment to modify, change or terminate any Parent Benefit Plan, and there has been no amendment to, or written interpretation or announcement by Parent or any of its Subsidiaries regarding any Parent Benefit Plan that would materially increase the expense or maintaining such Parent Benefit Plan above the level or expenses incurred with respect to that plan for the fiscal year ended December 31, 2021.

(c) Neither Parent, any Parent Benefit Plan nor, to the Knowledge of Parent, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject Parent or any Parent ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code. Neither Parent nor any of its Subsidiaries has engaged in a transaction that could result in a material civil penalty under Sections 409 or 502(i) of ERISA. Neither Parent, any of its Subsidiaries nor any Parent ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any Parent Benefit Plan. No “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred with respect to any Parent Benefit Plan, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred.

(d) No Parent Benefit Plan is or has been within the last six years subject to Section 302 or Title IV of ERISA or Section 412 of the Code, and neither Parent nor any of its Parent ERISA Affiliates has within the past six years sponsored, maintained, contributed to or been required to contribute to any such plan.

(e) Each Parent Benefit Plan that is a “nonqualified deferred compensation plan” complies in all material respects with the requirements of Section 409A of the Code by its terms and has been operated in all material respects in accordance with such requirements.

(f) Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement, nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Parent or any of its Subsidiaries to any severance payments or any additional compensation or benefits, (ii) accelerate the time of payment or vesting, cause the funding of (through a grantor trust or otherwise), or increase the amount of compensation or benefits due to any such employee, director, consultant or officer; (iii) directly or indirectly cause

Parent to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan; (iv) otherwise give rise to any material liability under any Parent Benefit Plan; (v) limit or restrict the right of Parent to merge, amend or terminate any Parent Benefit Plan; or (vi) result in the payment of any amount that could become payable to each executive officer and any other employee or service provider who is a “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) under a Parent Benefit Plan as a result of the transactions contemplated by this Agreement or a termination of employment or service, including as a result of accelerated vesting, and the approximate amount of the “excess parachute payments” within the meaning of Section 280G of the Code that could become payable to each such Parent employee or service provider.

(g) Neither Parent nor any of its Subsidiaries is a party to, or is otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of a Tax imposed by Section 409A or 4999 of the Code.

Section 5.10 Absence of Certain Changes or Events.

(a) From January 1, 2022 through the date of this Agreement, other than the transactions contemplated by this Agreement, Parent, its Subsidiaries and the Subject Joint Venture have conducted their respective businesses, in all material respects, in the ordinary course of business consistent with past practice.

(b) Since January 1, 2022, there has not been any event or effect that has had, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.11 Investigations; Litigation. There is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries or the Subject Joint Venture that would have, individually or in the aggregate, a Parent Material Adverse Effect. There are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries or the Subject Joint Venture, or any of their respective properties at law or in equity before, and there are no Orders of, or before, any Governmental Entity, in each case that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.12 Disclosure Documents. None of the information included or incorporated by reference in (i) the Registration Statement, at the time such Registration Statement becomes effective under the Securities Act, at the time of any amendment or supplement thereto or at the time of mailing to the Company Members or (ii) the Oslo Listing Document, on the date of the Oslo Listing Document, and at the time of any amendment or supplement thereto, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. In all material respects, the Oslo Listing Document will comply with the Prospectus Regulation 2017/1129 and related regulations including, if applicable, the Delegated Commission Regulation 2021/528, as implemented into Norwegian law under the Norwegian Securities Trading Act. The Registration Statement will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 5.12, no representation or warranty is made by Parent or Merger Sub with respect to information or statements made or incorporated by reference that were not supplied by or on behalf of Parent or Merger Sub.

Section 5.13 Tax Matters. Since February 23, 2022, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them in accordance with all applicable Laws (including the Bermuda Economic Substance Act of 2018, or any successor statute, if applicable) and all such filed Tax Returns are complete and accurate in all material respects; (ii) Parent and each of its Subsidiaries have timely paid in full all Taxes required to be paid by any of them, whether or not shown as due on such Tax Returns, including any Taxes required to be withheld, collected or deposited by or with respect to Parent or any of its Subsidiaries; (iii) Parent and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, creditor, independent contractor, stockholder, or other third party; (iv) except as provided in Section 5.13 of the Parent Disclosure Letter, to the Knowledge of Parent, there are no outstanding, pending or threatened in writing, audits, examinations, investigations or other proceedings in respect of Taxes of Parent or any of its Subsidiaries; (v) neither Parent nor any of its Subsidiaries has waived, extended, or requested a waiver or extension for, any statute of limitations with respect to Taxes, or has agreed to any extension of time with respect to a Tax assessment or deficiency which period (after giving effect to such extension or waiver) has not yet expired (in each case other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice); (vi) there are no Liens for Taxes upon any property of Parent or any of its Subsidiaries, except for Permitted Liens; (vii) neither Parent nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date of this Agreement; (viii) neither Parent nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2); (ix) no closing agreement pursuant to Section 7121 of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) has been entered into by or with respect to Parent or any of its Subsidiaries, which agreement will be binding on such entity after the Closing Date; (x) neither Parent nor any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group of corporations within the meaning of Section 1504 of the Code (or any similar applicable U.S. state or local Law or non-U.S. Law) other than a group the common parent of which was Parent; (xi) neither Parent nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (A) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (B) any agreement or arrangement solely between or among Parent and/or its Subsidiaries; (xii) no claim has been made in writing by any Tax authority in a jurisdiction where Parent or any of its Subsidiaries has not filed Tax Returns of a particular type that Parent or any of its Subsidiaries is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction; and (xiii) Parent is, and has been, properly treated as an association taxable as a corporation for U.S. federal income tax purposes.

Section 5.14 Labor Matters.

(a) None of the employees of Parent or any of its Subsidiaries or the Subject Joint Venture is represented in his or her capacity as an employee of Parent or any Subsidiary or Subject Joint Venture by any union or other labor organization. Neither Parent nor any Subsidiary, or the Subject Joint Venture is, or has been during the period from February 22, 2022 to the date of this Agreement, a party to, bound by, or subject to, any collective bargaining agreement or other agreement with any union or other labor organization. As of the date of this Agreement, (i) there are no, and have not been during the two-year period preceding the date of this Agreement any, activities or proceedings of any labor organization to organize any such employees of Parent or any of its Subsidiaries or the Subject Joint Venture and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization; (ii) there are no, and have not been during the two-year period preceding the date of this Agreement any, strikes, lockouts, slowdowns, work stoppages, job actions, picketing, labor disputes, or any similar activity pending or in effect with respect to employees of Parent or any of its Subsidiaries or the Subject Joint Venture, (iii) to the Knowledge of Parent, there is no, and has not been during the two-year period preceding the date of this Agreement any, formal union organizing effort pending against Parent or any of its Subsidiaries or the Subject Joint Venture, and (iv) there is no, and has not been during the two-year period preceding the date of this Agreement any, unfair labor practice, labor dispute (other than routine grievances) or labor arbitration proceeding pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or the Subject Joint Venture. Neither Parent nor any of its Subsidiaries nor the Subject Joint Venture has a duty to bargain with any union or other labor organization.

(b) Neither Parent nor any of its Subsidiaries nor the Subject Joint Venture has received written notice during the past two years of the intent of any Governmental Entity responsible for the enforcement of labor, employment, occupational health and safety or workplace safety and insurance/workers compensation laws to conduct an investigation of Parent or any of its Subsidiaries or the Subject Joint Venture with respect to such matters and, to the Knowledge of Parent, no such investigation is in progress or threatened. Parent, each of its Subsidiaries and the Subject Joint Venture are, and during the three-year period preceding the date of this Agreement have been, in material compliance with all applicable Laws in respect of labor, employment and employment practices, including terms and conditions of employment, wages and hours, immigration, Fair Labor Standards Act exempt/non-exempt classifications, and occupational safety and health, and classifications of service providers as employees and/or independent contractors. There are no material employment-related Actions pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or the Subject Joint Venture.

(c) Neither Parent nor any of its Subsidiaries nor the Subject Joint Venture has any liability under the Worker Adjustment and Retraining Act of 1988 or any similar state, local or other applicable laws related to plant closings, relocations, mass layoffs and employment losses as a result of any action taken by Parent or any of its Subsidiaries or the Subject Joint Venture.

Section 5.15 Intellectual Property.

(a) (a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, its Subsidiaries and the Subject Joint Venture either own or have a valid and enforceable right to use all Intellectual Property as are necessary to conduct the business of Parent, its Subsidiaries and the Subject Joint Venture as currently conducted by Parent, its

Subsidiaries and the Subject Joint Venture. To the Knowledge of Parent, (i) neither Parent nor any of its Subsidiaries or the Subject Joint Venture is currently infringing, misappropriating or violating, or has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or licensed to Parent or any of its Subsidiaries or the Subject Joint Venture. As of the date of this Agreement there are no actions, suits, claims or proceedings pending or, to the Knowledge of Parent, threatened that (A) challenge or question Parent’s ownership or right to use Intellectual Property of Parent or any of its Subsidiaries or the Subject Joint Venture or (B) assert infringement, misappropriation or violation by Parent or any of its Subsidiaries or the Subject Joint Venture of any Intellectual Property of a third party. It is agreed and understood that no representation or warranty is made in respect of Intellectual Property matters in any section of this Agreement other than this Section 5.15(a).

(b) Parent, its Subsidiaries and the Subject Joint Venture have taken commercially reasonable steps to protect their respective IT Systems from Contaminants. To Parent’s Knowledge, (i) there have been no material unauthorized intrusions or breaches of the security of Parent’s or any of its Subsidiaries’ or the Subject Joint Venture’s IT Systems, and (ii) trade secrets, the data and information which they store or process has not been corrupted in any material discernible manner or accessed or used without Parent’s or any of its Subsidiaries’ authorization.

(c) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent, each of its Subsidiaries and the Subject Joint Venture is, and since February 22, 2022 have been, in compliance in all material respects with (i) applicable Law, as well as its own rules, policies, and procedures, relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Subsidiaries (“Parent Personal Information”); (ii) all Contracts under which Parent or any of its Subsidiaries or the Subject Joint Venture is a party to or bound by relating to privacy, data protection and the collection, retention, protection and use of personal information collected, used or held for use by Parent or any of its Subsidiaries; and (iii) applicable Law, as well as its own rules, policies, and procedures, relating to the protection of Parent servers, systems, database, and other assets for both its information technology and operational technology infrastructure (“Parent Technology Infrastructure”). No such Parent Personal Information or Parent Technology Infrastructure was the subject of any unauthorized access, use, or hacking.

Section 5.16 Real Property; Personal Property. Section 5.16 of the Parent Disclosure Letter lists each real property leased by Parent or its Subsidiaries (the “Parent Leased Real Property”) and each real property owned by Parent or its Subsidiaries (the “Parent Owned Real Property”; and, together with Parent Leased Real Property, the “Parent Real Property”) comprises all of the real property occupied or otherwise used in the operation of Parent’s business. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent has good and valid title to all of Parent Owned Real Property and good title to all its owned personal property and has valid leasehold or sublease hold interests in all of the Parent Leased Real Property and leased personal property, free and clear of all Liens (except for Permitted Liens). Neither Parent nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy any of the Parent Owned Real Property or any material portion thereof, and there are no outstanding options, rights of first offer or rights of first refusal to purchase such Parent Owned Real Property or any portion thereof or interest therein. Neither Parent nor any of its Subsidiaries is in breach of or default under the terms of any Lease where such breach or default would have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Lease is in breach of or default under the terms of any Lease where such breach or default would have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, each Lease is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions.

Section 5.17 Material Contracts. A true and complete copy of each Parent Material Contract (including any amendments thereto) has been made available to Company prior to the date of this Agreement. Neither Parent nor any Subsidiary of Parent or any of the Joint Ventures is in breach of or default under the terms of any Parent Material Contract where such breach or default would have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent or any of the Joint Ventures which is party thereto and, to the Knowledge of Parent, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to the Enforceability Exceptions. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any of its Subsidiaries nor any of the Joint Ventures has received written notice of termination, cancellation or the existence of any event or condition which constitutes, or after notice or lapse of time (or both), will constitute, to the Knowledge of Parent, a breach or default on the part of Parent or any of its Subsidiaries or any of the Joint Ventures under a Parent Material Contract, and (ii) no party to any Parent Material Contract has provided written notice exercising or threatening exercise of any termination rights with respect thereto.

Section 5.18 Insurance Policies. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all material Policies covering Parent and its Subsidiaries and its and their respective assets, properties and operations provide insurance in such amounts and against such risks as is commercially reasonable pursuant to prudent industry practice and (b) all of the Policies are in full force and effect. Since January 1, 2022 through the date of this Agreement, neither Parent nor any of its Subsidiaries has received written notice of cancellation or termination, other than in connection with normal renewals, of any such Policies. There are no material claims pending as to which coverage has been questioned, denied or disputed under any insurance policy of Parent or any of its Subsidiaries.

Section 5.19 Government Contracts.

(a) Neither Parent, any of its Subsidiaries, the Subject Joint Venture nor, to the Knowledge of Parent, their respective managers, directors or officers, employees, consultants or agents, is or has been (i) debarred suspended or excluded from participation in or the award of any Government Contract; (ii) proposed for suspension, debarment, or exclusion from participation in or the award of any Government Contract, or (iii) subject to a finding of non-responsibility or ineligibility for the award any Government Contract.

(b) Each of Parent, its Subsidiaries and the Subject Joint Venture, to the Knowledge of Parent, has (i) complied with all material terms and conditions of its Government Contracts; (ii) complied with all material requirements of Law pertaining to its Government Contracts; (iii) ensured that all representations and certifications executed with respect to its Government Contracts were accurate and truthful in all material respects as of their effective date; and (iv) not violated, in any material respect, any Law or contractual restriction associated with the employment of (or discussions concerning possible employment with) current or former officials or employees of a Governmental Entity, including but not limited to the “revolving door” and “financial interest” restrictions set forth at 18 U.S.C. § 207 and § 208.

(c) Neither Parent nor any of its Subsidiaries or the Subject Joint Venture has (i) made any voluntary or mandatory disclosure to any Governmental Entity with respect to any alleged irregularity, unlawful conduct, misstatement, significant overpayment, or omission arising under or relating to a Government Contract; (ii) received any written (or, to the Knowledge of Parent, oral) notice of any determination by a Governmental Entity regarding, nor entered into a consent order or administrative agreement, with a Governmental Entity regarding, any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of Law or regulation, or any administrative or contractual requirement related to a Government Contract; (iii) received any written (or, to the Knowledge of Parent, oral) notice of complaint (whether or not sealed or partially unsealed) regarding any suspected, alleged, or possible fraud, defective pricing, mischarging, improper payments, unauthorized release of information, irregularity, misstatement, omission or violation of law or regulation, or any administrative or contractual requirement related to a Government Contract; nor (iv) received subpoenas, search warrants, or civil investigative demands addressed to or requesting information involving Parent or any of its members, managers, officers, employees, affiliates, consultants, agents, or representatives in connection with or concerning any information related to a Government Contract.

(d) Neither Parent nor any of its Subsidiaries or the Subject Joint Venture currently holds a classified Government Contract or performs under a Government Contract requiring access to classified information.

Section 5.20 Finders or Brokers. Except for Citibank, neither Parent nor any of its Subsidiaries or any of the Joint Ventures has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 5.21 Certain Arrangements. There are no Contracts, undertakings, commitments, arrangements or understandings, whether written or oral, between Parent or any of its Affiliates, on the one hand, and any beneficial owner of outstanding Company Common Units or any member of Company’s management or Company Board, on the other hand, relating in any way to Company, Company’s securities, the transactions contemplated by this Agreement or to the operations of Company after the Effective Time.

Section 5.22 Ownership of Company Common Units. Neither Parent nor any of its Subsidiaries or its or their Affiliates beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Company Common Units or other securities convertible into, exchangeable for or exercisable for Company Common Units or any securities of any Subsidiary of Company, and none of Parent, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any Company Common Units except pursuant to this Agreement.

Section 5.23 Ownership and Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.

Section 5.24 Ownership and Maintenance of Drilling Units. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Subsidiary of Parent or the Subject Joint Venture either (i) leases or (ii) has good and marketable title to the drilling units listed on Section 5.24 of the Parent Disclosure Letter, as applicable, in each case, to the extent owned, free and clear of all Liens except for Permitted Liens, and no such drilling unit or any related asset is leased under an operating lease from a lessor that, to Parent’s Knowledge, has incurred non-recourse indebtedness to finance the acquisition or construction of such asset. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect, the drilling units listed on Section 5.24 of the Parent Disclosure Letter have been maintained consistent with general practice in the offshore drilling industry for active and idle units and are in good operating condition and repair, subject to ordinary wear and tear.

Section 5.25 Takeover Laws. Other than the MTO Rules, assuming the representations and warranties of Company set forth in Section 4.24 are true and correct, no Takeover Law is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 5.26 No Joint Venture. Except for the Joint Ventures, neither Parent nor its Subsidiaries are partners or joint venturers with each other or with any other entity or own equity interests in any Person other than direct or indirect wholly-owned Subsidiaries of Parent.

Section 5.27 No Additional Representations. Except for the representations and warranties contained in this Article V, none of Parent or Merger Sub nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its Affiliates. Each of Parent and Merger Sub acknowledges that neither Company nor any other Person has made any representation or warranty, express or implied, except as expressly set forth in Article IV, and none of Parent or Merger Sub has relied on any representation other than those expressly set forth in Article IV. Without limiting the foregoing, each of Parent and Merger Sub makes no representation or warranty to Company with respect to any business or financial projection or forecast relating to Parent or any of its Subsidiaries, whether or not included in the data room or any management presentation. Each of Parent and Merger Sub, on its behalf and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters, and disclaims that it is relying upon or has relied upon any representations or warranties, and acknowledges and agrees that Company has specifically disclaimed any express or implied representation or warranty made by any Person other than those set forth in Article IV.

ARTICLE VI

COVENANTS AND AGREEMENTS

Section 6.1 Conduct of Business by Company.

(a) From and after the date of this Agreement and prior to the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated and abandoned pursuant to Section 8.1 (the “Termination Date”), and except (i) as may be required by applicable Law (including any Public Health Measures or the regulations or requirements of any regulatory organization applicable to Company and its Subsidiaries), (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 6.1(b) of the Company Disclosure Letter, Company shall, and shall cause each of its Subsidiaries to use reasonable best efforts to (A) conduct its business in the ordinary course of business consistent with past practice and (B) preserve in all material respects its business organization and to maintain in all material respects existing relations and goodwill with Governmental Entities, employees, customers, suppliers, creditors and lessors.

(b) Without limiting the generality of the foregoing Section 6.1(a), between the date of this Agreement and the Effective Time or the Termination Date, if any, except (A) as may be required by applicable Law (including any Public Health Measures or the regulations or requirements of any regulatory organization applicable to Company and its Subsidiaries), (B) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement or (D) as set forth in Section 6.1(b) of the Company Disclosure Letter, Company shall not, and shall not permit any of its Subsidiaries to:

(i) authorize or pay any dividends on or make any distribution with respect to its issued and outstanding shares of capital stock, Membership Interests, Company Common Units or other limited liability company interests (whether in cash, assets, stock, units or other securities of Company or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of Company to Company or to any of its other wholly owned Subsidiaries;

(ii) split, combine, consolidate, subdivide or reclassify any of its capital stock, Membership Interests or Company Common Units or issue or authorize or propose the issuance of any of its capital stock, Membership Interests, Company Common Units, equity interests or other securities in respect of, in lieu of or in substitution for shares of its capital stock, Membership Interests, Company Common Units or equity interests, except for any such transaction by a wholly owned Subsidiary of Company which remains a wholly owned Subsidiary after consummation of such transaction or issuances of Company Common Units in respect of Company Equity Awards outstanding as of the Company Capitalization Date;

(iii) except as required by a Company Benefit Plan in effect on the date of this Agreement, (A) (1) increase the base salary, target bonus or bonus opportunity, pension, welfare, fringe or other benefits, severance or retainer or other fees or any other component of compensation for any current or former director, executive officer, employee or individual independent contractor of Company or its Subsidiaries, or (2) increase the benefits provided to Company’s or its Subsidiaries’ current or former directors, executive officers, or employees (other than increases resulting from routine changes to benefit programs); (B) enter into, amend, modify or terminate any employment, change of control, severance or retention agreement with any current or former directors, executive officers, employees or individual independent contractors of Company or any of its Subsidiaries; (C) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (D) except as permitted pursuant to clause (A) or (B) above, enter into, establish, adopt, amend, terminate or waive any rights with respect to any material Company Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a material Company Benefit Plan if it were in existence as of the date of this Agreement); (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Company’s current or former employees, individual independent contractors, executive officers or directors; (F) grant any new Company Equity Awards or other equity-based incentive awards; or (G) hire, promote or terminate (other than for cause) any employee or individual independent contractor of Company; provided, that the foregoing clause (G) shall not apply to any Company or Subsidiary employee earning the equivalent of $150,000 or less in base salary annually if the total expenditures and commitments made pursuant to the exception in this proviso does not exceed $500,000 in the aggregate;

(iv) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable Law;

(v) adopt any amendments to its charter or bylaws or similar applicable organizational documents (including partnership agreements and limited liability company agreements) in any manner with respect to Company (or, in the case of its Subsidiaries, in a manner adverse to Company);

(vi) except for transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries or issuances of Company Common Units in respect of Company Equity Awards outstanding as of the Company Capitalization Date, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock, Membership Interests, Company Common Units or other ownership interest in Company or any Subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares, Membership Interests, Company Common Units or other ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, Membership Interests, Company Common Units, other ownership interest or convertible or exchangeable securities;

(vii) except for transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock, Membership Interests, Company Common Units or any rights, warrants or options to acquire any such shares, Membership Interests, or Company Common Units other than the acquisition of Company Common Units from a holder of Company Equity Awards in satisfaction of withholding obligations upon the settlement of such award;

(viii) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any Financial Indebtedness (directly, contingently or otherwise), except (1) for any Financial Indebtedness among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, and (2) Financial Indebtedness not to exceed $5,000,000 in aggregate principal amount outstanding at any time incurred by Company or any of its Subsidiaries other than in accordance with clauses (1) through (2), inclusive;

(ix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate, except (1) for transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to Parent prior to the date of this Agreement, (3) for Liens arising by reason of deposits necessary to obtain standby letters of credit and bank guarantees in the ordinary course of business consistent with past practice, (4) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement or (5) sales, charters, leases or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(x) (1) modify, amend, terminate or waive any rights under any Company Material Contract in any material respect in a manner which is adverse to Company other than in the ordinary course of business consistent with past practice or (2) enter into any Contract that would constitute a Company Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business consistent with past practice or in connection with the expiration or renewal of any Company Material Contract), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 6.1(b);

(xi) voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 6.16 applies or that involves only the payment of monetary damages not in excess of $1,500,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Company or any of its Subsidiaries (provided, that in no event shall Company or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Parent if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 6.16 applies;

(xii) (1) make, change or revoke any material Tax election, except in the ordinary course of business consistent with past practice, (2) file any material amended Tax Return, (3) change any material Tax accounting period or make a material change in any material method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state or local Law or non-U.S. Law) with respect to Taxes, or (6) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice);

(xiii) acquire (by merger, amalgamation, consolidation, purchase of shares, stock, equity interests, or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of capital equipment, goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $5,000,000 in the aggregate;

(xiv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring or other reorganization of Company or any of its Subsidiaries (other than the Merger or the transactions contemplated by this Agreement or in compliance with Section 6.5 and Article VIII of this Agreement);

(xv) enter into or amend any material transaction with any Affiliate (other than transactions among Company and its wholly owned Subsidiaries or among Company’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course of business consistent with past practice to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.1(b)(xv), it being understood that this Section 6.1(b)(xv) (including this proviso) shall not be read to narrow Section 6.1(b)(iii);

(xvi) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 6.1(b)(iii));

(xvii) make or commit to make any capital commitments or capital expenditures (or series of related capital commitments or capital expenditures) in excess of $2,000,000, in the aggregate, in the case of each of the T-16 or the Vencedor drilling rigs, or $5,000,000, in the aggregate, in the case of the Aquarius drilling rig; or

(xviii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.2 Conduct of Business by Parent and Merger Sub.

(a) From and after the date of this Agreement and prior to the earlier of the Effective Time or the Termination Date, if any, and except (i) as may be required by applicable Law (including any Public Health Measures or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent and its Subsidiaries), (ii) as may be consented to in writing by Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or expressly permitted by this Agreement or (iv) as set forth in Section 6.2(b) of the Parent Disclosure Letter, each of Parent and Merger Sub shall, and shall cause each of its Subsidiaries (and the Subject Joint Venture) to use reasonable best efforts to (A) conduct their business in the ordinary course of business consistent with past practice and (B) preserve in all material respects its business organization and to maintain in all material respects existing relations and goodwill with Governmental Entities, employees, customers, suppliers, creditors and lessors.

(b) Without limiting the generality of the foregoing Section 6.2(a), between the date of this Agreement and the Effective Time or the Termination Date, if any, except (A) as may be required by applicable Law (including any Public Health Measures or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent and its Subsidiaries), (B) as may be consented to in writing by Company (which consent shall not be unreasonably withheld, delayed or conditioned), (C) as may be expressly required or expressly permitted by this Agreement or (D) as set forth in Section 6.2(b) of the Parent Disclosure Letter, each of Parent and Merger Sub shall not, and shall not permit any of its Subsidiaries (and the Subject Joint Venture) to:

(i) authorize or pay any dividends on or make any distribution with respect to its issued and outstanding Parent Ordinary Shares, shares of capital stock (whether in cash, assets, stock, units or other securities of Parent or its Subsidiaries), except dividends, dividend equivalents and distributions paid by wholly owned Subsidiaries of Parent to Parent or to any of its other wholly owned Subsidiaries;

(ii) split, combine, consolidate, subdivide or reclassify any of its shares, or shares of capital stock or issue or authorize or propose the issuance of any shares, or shares of its capital stock, equity interests or other securities in respect of, in lieu of or in substitution for shares, shares of capital stock or equity interests, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(iii) except as required by a Parent Benefit Plan in effect on the date of this Agreement, (A) (1) increase the base salary, target bonus or bonus opportunity, pension, welfare, fringe or other benefits, severance or retainer or other fees or any other component of compensation for any current or former director, executive officer or individual independent contractor of Parent or its Subsidiaries, or (2) increase the benefits provided to Parent’s or its Subsidiaries’ current or former directors executive officers, or employees (other than increases resulting from routine changes to benefit programs); (B) enter into, amend, modify or terminate any employment, change of control, severance or retention agreement with any current or former directors, executive officers, employees or individual independent contractors of Parent or any of its Subsidiaries; (C) enter into, establish, adopt, amend, terminate or waive any rights with respect to, any collective bargaining agreement or any agreement with any labor organization or other employee representative; (D) except as permitted pursuant to clause (A) or (B) above, enter into, establish, adopt, amend, terminate or waive any rights with respect to, any material Parent Benefit Plan (or any plan, trust, fund, policy or arrangement for the benefit of any current or former directors, executive officers or employees or any of their beneficiaries that would be a material Parent Benefit Plan if it were in existence as of the date of this Agreement); or (E) take any action to accelerate any payment or benefit, or to accelerate the funding of any payment or benefit, payable or to become payable to Parent’s current or former employees, individual independent contractors, executive officers or directors;

(iv) change material financial accounting policies or material procedures or any of its material methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes in GAAP, SEC rule or applicable Law;

(v) adopt any amendments to its memorandum of association or bye-laws or equivalent applicable organizational documents (including partnership agreements and limited liability company agreements) in any manner with respect to Parent (or, in the case of its Subsidiaries or the Subject Joint Venture, in a manner adverse to Parent);

(vi) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, issue, sell, pledge, dispose of or encumber or otherwise subject to a Lien (other than a Permitted Lien) any shares of its capital stock or other ownership interest in Parent or any Subsidiaries or Subject Joint Venture or any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities;

(vii) except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares, other than the acquisition of any equity-based awards that are granted under the plan that is adopted in accordance with Section 6.2(b)(vi) of the Parent Disclosure Letter from a holder of any such equity awards in satisfaction of withholding obligations upon the settlement of such award;

(viii) incur, offer, place, arrange, syndicate, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), except for (1) any indebtedness for borrowed money among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) guarantees by Parent of indebtedness for borrowed money of Subsidiaries of Parent, which indebtedness is incurred in compliance with this Section 6.2(b), (3) indebtedness for borrowed money, including the issuance of letters of credit, incurred pursuant to (A) the Parent Credit Agreement, (B) the Parent Takeback Debt Facility Agreement, (C) the Convertible Note Purchase Agreement and the Parent Notes issued thereunder, or (D) the Ship Financing Arrangements, each as in effect on the date hereof, and (4) indebtedness for borrowed money not to exceed $5,000,000 in aggregate principal amount outstanding at any time incurred by Parent or any of its Subsidiaries other than in accordance with clauses (1) through (3), inclusive;

(ix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its material properties or assets having a fair market value in excess of $5,000,000 in the aggregate, except (1) for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, (2) pursuant to existing agreements in effect prior to the execution of this Agreement and disclosed or made available to

Company prior to the date of this Agreement, (3) for Liens arising by reason of deposits necessary to obtain standby letters of credit and bank guarantees in the ordinary course of business consistent with past practice, (4) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated by this Agreement or (5) sales, charters, leases or dispositions of properties or assets made in the ordinary course of business consistent with past practice;

(x) (1) modify, amend, terminate or waive any rights under any Parent Material Contract in any material respect in a manner which is adverse to Parent other than in the ordinary course of business consistent with past practice or (2) enter into any Contract that would constitute a Parent Material Contract if entered into prior to the date of this Agreement (other than in the ordinary course of business consistent with past practice or in connection with the expiration or renewal of any Parent Material Contract), except to the extent such Contract provides for an action that would otherwise be permitted under this Section 6.2(b);

(xi) voluntarily settle, pay, discharge or satisfy (1) any Action, other than any Action to which Section 6.16 applies or that involves only the payment of monetary damages not in excess of $5,000,000 in the aggregate, excluding from such dollar thresholds amounts covered by any insurance policy of Parent or any of its Subsidiaries (provided, that in no event shall Parent or any of its Subsidiaries be prevented from paying, discharging or satisfying (with prior notice to Company if practicable) any judgment and the amount of any such payment, discharge or satisfaction shall not be included in the foregoing dollar thresholds) or (2) any Action to which Section 6.16 applies;

(xii) (1) make, change or revoke any material Tax election, except in the ordinary course of business consistent with past practice, (2) file any material amended Tax Return, (3) change any material Tax accounting period or make a material change in any material method of Tax accounting, (4) settle or compromise any material Tax liability or any audit or other proceeding relating to a material Tax or surrender any right to claim a material refund of Taxes, (5) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state, or local Law or non-U.S. Law) with respect to Taxes, or (6) waive or extend the statute of limitations in respect of material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice);

(xiii) acquire (by merger, amalgamation, consolidation, purchase of shares, stock, equity interests or assets or otherwise) or agree to so acquire any entity, business or assets that constitute a business or division of any Person, or any assets from any other Person (excluding ordinary course purchases of capital equipment, goods, products, services and off-the-shelf Intellectual Property), other than acquisitions for consideration (including assumed liabilities) that does not exceed $5,000,000 in the aggregate;

(xiv) adopt any plan or agreement of complete or partial liquidation, dissolution, merger, amalgamation, consolidation, restructuring or other reorganization of Parent or any of its Subsidiaries or Joint Ventures (other than the Merger or the transactions contemplated by this Agreement or in compliance with Section 6.6 and Article VIII of this Agreement);

(xv) enter into or amend any material transaction with any Affiliate (other than transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries); provided, that the payment of compensation and benefits in the ordinary course of business consistent with past practice to directors, officers and employees shall not be deemed to be a “transaction” with an Affiliate for purposes of this Section 6.2(b)(xv), it being understood that this Section 6.2(b)(xv) (including this proviso) shall not be read to narrow Section 6.2(b)(iii);

(xvi) make any material changes to existing insurance policies and programs (except as permitted pursuant to Section 6.2(b)(iii)); or

(xvii) agree, in writing or otherwise, to take any of the foregoing actions.

Section 6.3 Control of Operations. Nothing contained in this Agreement shall give (a) Parent, directly or indirectly, the right to control or direct Company’s operations or (b) Company, directly or indirectly, the right to control or direct Parent’s operations, prior to the Effective Time. Prior to the Effective Time, each of Parent and Company shall exercise, subject to and consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 6.4 Access.

(a) Subject to compliance with applicable Laws (including any Public Health Measures) and solely for purposes related to the consummation of the transactions contemplated by this Agreement, each party shall afford to the other party and its Representatives reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to such party’s and its Subsidiaries’ (and the Joint Ventures) officers, employees, properties, assets, equipment, inventory, operating sites, Contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement. The foregoing notwithstanding, a party shall not be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries or Joint Ventures, would cause a violation of the requirements of a drilling unit manager or any customer of such party or any of its Subsidiaries or Joint Ventures, would cause a violation of any agreement to which such party or any of its Subsidiaries or Joint Ventures is a party, would, in the reasonable judgment of such party, result in a loss of privilege or trade secret protection to such party or any of its Subsidiaries or Joint Ventures or would constitute a violation of any applicable Laws, including any Public Health Measures (provided, that in each case such party shall use its reasonable best efforts to allow for such access in a way that would not have any of the foregoing effects). Subject to the foregoing restrictions, each party shall be permitted to conduct reasonable inspections, assessments and testing of the other party’s properties, assets, equipment, inventory and operating sites; provided, however, that nothing herein shall authorize any party or its Representative to undertake any testing involving invasive techniques, including testing involving sampling of soil, sediment, groundwater, surface water, air or building materials, at any of the other party’s or its Subsidiary’s or Joint Ventures’ properties, without the prior written consent of such other party, which consent may be withheld in such party’s sole and absolute discretion.

(b) Each party hereby agrees that all information provided to it or any of its Representatives in connection with this Agreement and the consummation of the transactions contemplated by this Agreement shall be deemed to be Aquadrill Confidential Information or Company Confidential Information, as each such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of May 16, 2022, between Company and Seadrill Management Limited (as amended, the “Confidentiality Agreement”).

Section 6.5 No Solicitation by Company. From the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, Company and its Subsidiaries shall not, and Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate, solicit, facilitate, support, seek, induce or knowingly encourage (including by way of furnishing non-public information), or take any action to solicit, initiate, facilitate, support, seek, induce or knowingly encourage any inquiries, announcements or communications relating to, or the making or submission of any proposal or offer that constitutes or would reasonably be expected to lead to a Company Alternative Proposal from any Persons, (ii) enter into, participate in, maintain or continue any discussions or negotiations with any Persons with respect to Company or its Subsidiaries in connection with a Company Alternative Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 6.5 and to limit its conversation or other communication exclusively to such referral), (iii) furnish to any Person any information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to Company that constitutes, or would reasonably expected to lead to, any Company Alternative Proposal by any Person, or (iv) accept any Company Alternative Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Company Alternative Proposal or otherwise relating to any Company Alternative Proposal. Company shall promptly request that any Person and its Representatives promptly return or destroy all confidential information concerning Company and its Subsidiaries theretofore furnished thereto by or on behalf of Company or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between Company and such Person. In addition, from the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, neither the Company Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law or release under any confidentiality, standstill or similar agreement (or terminate or fail to enforce such agreement), (B) submit any Company Alternative Proposal or any matter related thereto to the vote of the Company Members, or (C) accept, authorize, cause or permit Company or any of its Subsidiaries to enter into any arrangement or understanding (whether written or oral), letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for the consummation of any transaction contemplated by any Company Alternative Proposal or otherwise relating to any Company Alternative Proposal. Neither Company Board nor any committee thereof shall (i) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, Company Board’s approval of this Agreement, (ii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer, or (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to Company Members a Company Alternative Proposal.

Section 6.6 No Solicitation by Parent. From the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, Parent and its Subsidiaries shall not, and Parent shall instruct and use its reasonable best efforts to cause its Subsidiaries’ Representatives not to, directly or indirectly (i) initiate, solicit, facilitate, support, seek, induce or knowingly encourage (including by way of furnishing non-public information), or take any action to solicit, initiate, facilitate, support, seek, induce or knowingly encourage any inquiries, announcements or communications relating to, or the making or submission of any proposal or offer that constitutes or would reasonably be expected to lead to a Parent Alternative Proposal from any Persons, (ii) enter into, participate in, maintain or continue any discussions or negotiations with any Persons with respect to Parent or its Subsidiaries in connection with a Parent Alternative Proposal (other than, solely in response to an unsolicited inquiry, to refer the inquiring person to this Section 6.6 and to limit its conversation or other communication exclusively to such referral), (iii) furnish to any Person any information with respect to, or take any other action intended or reasonably expected to facilitate the making of any inquiry or proposal to Parent that constitutes, or would reasonably expected to lead to, any Parent Alternative Proposal by any Person, or (iv) accept any Parent Alternative Proposal or enter into any agreement, arrangement or understanding (whether written or oral) providing for the consummation of any transaction contemplated by any Parent Alternative Proposal or otherwise relating to any Parent Alternative Proposal. Parent shall promptly request that any Person and its Representatives promptly return or destroy all confidential information concerning Parent and its Subsidiaries theretofore furnished thereto by or on behalf of Parent or any of its Subsidiaries, and destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such information, in each case in accordance with the applicable confidentiality agreement between Parent and such Person. In addition, from the date of this Agreement until the Effective Time, or, if earlier, the termination and abandonment of this Agreement in accordance with Article VIII, neither the Parent Board nor any committee thereof shall (A) grant any waiver, amendment or release under any Takeover Law or release under any confidentiality, standstill or similar agreement (or terminate or fail to enforce such agreement), (B) submit any Parent Alternative Proposal or any matter related thereto to the vote of Parent’s shareholders, or (C) accept, authorize, cause or permit Parent or any of its Subsidiaries to enter into any arrangement or understanding (whether written or oral), letter of intent, agreement in principle, memorandum of understanding, business combination agreement or any other similar agreement providing for the consummation of any transaction contemplated by any Parent Alternative Proposal or otherwise relating to any Parent Alternative Proposal. Neither Parent Board nor any committee thereof shall (i) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Company, Parent’s Board’s approval of this Agreement, (ii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer, or (iii) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, to Parent’s shareholders a Parent Alternative Proposal.

Section 6.7 Oslo Listing Document.

(a) Prior to the Closing Date, Parent shall (with Company’s reasonable cooperation pertaining to information related to Company) prepare, finalize and make available to the public an Oslo Listing Document in accordance with Norwegian Securities Trading Act, duly approved by the NFSA, if applicable, for the purpose of the listing on Euronext Oslo of the Parent

Ordinary Shares to be issued as Aggregate Merger Consideration, including, unless an exemption is available from the prospectus requirements under the Norwegian Securities Trading Act and the Euronext Oslo Issuer Rules, Parent Ordinary Shares issued in the Merger to the Consenting Members or issued in connection with Section 3.4. Notwithstanding the foregoing, the Parent Ordinary Shares issued in the Merger to the Consenting Members will not be eligible for such listing on Euronext Oslo before any restrictive notations or legends in respect of such Parent Ordinary Shares are removed, and such Parent Ordinary Shares are eligible for deposit in and clearance and settlement through the facilities of DTC in an unrestricted CUSIP number applicable to Parent’s Ordinary Shares and for being recorded in the VPS under Parent’s ordinary ISIN number. Parent shall ensure that the Oslo Listing Document will comply with the Norwegian Securities Trading Act.

(b) Each of Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in Parent’s preparation and distribution of the Oslo Listing Document. If at any time prior Closing, any information relating to Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by Company or Parent which is required to be set forth in an amendment or supplement to the Oslo Listing Document so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and with respect to the Oslo Listing Document, an appropriate amendment or supplemental describing such information shall by Parent be promptly prepared and published according to applicable Law, and, to the extent required by applicable Law, disseminated to the shareholders of Parent and, if applicable, the Company Members.

(c) Subject to such amendments or supplements that that Parent may be required to make pursuant to applicable Law, no amendment or supplement to the Oslo Listing Document will be made by a party without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed.

Section 6.8 Company Member Approval. Company shall use its reasonable best efforts to take all action necessary in accordance with this Agreement, applicable Law and the Company LLC Agreement to obtain the Company Member Approval promptly after the execution and delivery of this Agreement by all parties and, in any event, by no later than 11:59 p.m. New York City time on the date hereof (such time, the “Consent Time”). Company’s obligation to secure the Company Member Approval in accordance with this Section 6.8 shall not be affected by the commencement, disclosure, announcement or submission to Company of any Company Alternative Proposal or the withholding, withdrawal, amendment or modification by the Company Board of its recommendation to the Company Members in favor of the Company Member Approval. If the Company Member Approval is obtained in the form of duly executed Written Consents that are delivered to Company, Company shall promptly deliver to Parent a copy thereof (including by facsimile or other electronic image scan transmission). The Written Consents shall be irrevocable with respect to all Company Common Units owned beneficially or of record by the Consenting Members or as to which such Consenting Members have, directly or indirectly, the right to vote or direct the voting thereof. “Consenting Members” means the Company Members (including beneficial owners of Company Common Units held through the facilities of The Depository Trust Company that have executed and delivered the Voting and Support Agreement and therefore are or will be such a Member of record) that have executed and delivered the Voting and Support Agreement (each of which, either individually or together with its affiliated investment funds or other entities managed or advised by the Consenting Members, holds over five percent of the outstanding Company Common Units).

Section 6.9 [Reserved].

Section 6.10 Employee and Employee Benefit Plan Matters.

(a) Neither Parent nor any of its Affiliates shall be obligated to continue to employ any Continuing Employee for any specific period of time following the Effective Time.

(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent, as applicable, providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with Company and its Subsidiaries, as applicable, and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply (i) with respect to retiree medical plans, benefit accrual under any defined benefit pension plan (ii) to the extent that its application would result in a duplication of benefits and (iii) for purposes of vesting under any future long-term incentive plan grants. In addition, and without limiting the generality of the foregoing, (i) Parent shall use reasonable best efforts to cause each Continuing Employee and his or her eligible dependents to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans collectively, as applicable, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, Parent shall use reasonable best efforts to cause (A) all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the applicable Old Plan in which such employee participated immediately prior to the Effective Time, and (B) any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 shall create any third-party rights in any Person, including any current or former director, officer, employee or other service provider of Company or its Affiliates or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any beneficiaries or dependents thereof). Nothing in this Section 6.10 shall be construed to establish, amend, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or limit the ability of Parent, Company, or any of their respective Affiliates to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time adopted, assumed, established, sponsored or maintained by any of them.

(d) Prior to the Closing, if requested by Parent in writing, Company shall adopt resolutions and take all such corporate action as is necessary to terminate each Company Benefit Plan that is a 401(k) plan and any other Company Benefit Plan that Parent may request to be terminated, in each case, effective as of the day immediately prior to the Closing Date, and Company shall provide Parent with evidence that each such Company Benefit Plan has been properly terminated, and the form of such termination documents shall be subject to the reasonable approval of Parent. Company shall take any other action set forth on Section 6.10(d) of the Parent Disclosure Letter as reasonably requested in writing by Parent.

(e) Company shall, promptly, and, in any event, no more than five Business Days following receipt thereof, provide Parent with any 280G calculations prepared with respect to the service providers of Company and its Subsidiaries. If Company determines that any payment or benefit that is required or proposed to be made in connection with the transactions contemplated by this Agreement could constitute “parachute payments” under Section 280G(b)(2) of the Code (“Section 280G Payments”) and Company seeks to obtain from each Person (each, a “Disqualified Individual”) to whom such payment is made a written agreement waiving such Disqualified Individual’s right to receive some or all of such payment or benefit (the “Waived Benefits”) to the extent necessary so that all remaining payments and benefits applicable to such Disqualified Individual shall not be deemed a parachute payment and under which the Disqualified Individuals accepts in substitution for the Waived Benefits the right to receive the Waived Benefits only if approved by the stockholders of Company in a manner that complies with Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, then in connection with the foregoing, Company shall promptly provide Parent with all information reasonably requested by Parent, including providing no later than fifteen Business Days prior to the date such waivers are sought or approval by Company’s members is sought as described in this Section 6.10, all calculations and documentation prepared in connection with the foregoing and consult with Parent in good faith to incorporate any reasonable comments and suggestions provided by Parent with respect thereto. Company shall provide Parent and its counsel with a copy of any waiver agreement and disclosure statement contemplated by this Section 6.10 at least ten Business Days prior to delivery to each Disqualified Individual and the members of Company of such waiver agreement and disclosure statement, respectively, and Company shall accept any changes reasonably requested by Parent or its counsel.

Section 6.11 Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties to this Agreement shall use its reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all consents, approvals or waivers from third parties required to be obtained in connection with the Merger, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall Parent, Company, or any of their respective Subsidiaries or Joint Ventures be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract or agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, the parties shall (i) promptly, but in no event later than ten Business Days after the date hereof, file any and all required notification and report forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and file as promptly as practicable any other required filings and/or notifications under other applicable Antitrust Laws, with respect to the Merger and the other transactions contemplated by this Agreement, and use their reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act or any other Antitrust Law, (ii) use their reasonable best efforts to cooperate with each other in (x) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (y) promptly making all such filings and timely obtaining all such consents, permits, authorizations or approvals, (iii) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity and (iv) use their reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. Company and Parent shall be equally responsible for all filing fees under the HSR Act, any other Antitrust Laws and/or any such other laws or regulations applicable to any of Parent or its Affiliates. Company and Parent shall not (and shall cause their Subsidiaries and Affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust Law, enter into or extend a timing agreement with any Governmental Entity or withdraw or refile any filing under the HSR Act or any other Antitrust Law, without the prior written consent of the other party.

(c) If any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any Action is instituted by any Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law, each of Parent and Company shall (i) oppose or defend against any action to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), and/or (ii) take such action as necessary to overturn any regulatory action by any Governmental Entity to prevent or enjoin consummation of this Agreement (and the transactions contemplated herein), including by defending any Action brought by any Governmental Entity in order to avoid entry of, or to have vacated, overturned or terminated, including by appeal if necessary, in order to resolve any such objections or challenge as such Governmental Entity or private party may have to such transactions under such Antitrust Law so as to permit consummation of the transactions contemplated by this Agreement.

(d) The parties shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions, and any other material actions pursuant to this Section 6.11, and, subject to applicable legal limitations and the instructions of any Governmental Entity, Company, on the one hand, and Parent, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other material communications received by Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, Company, on the one hand, and Parent, on the other hand, shall to the extent practicable permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of Company and its Subsidiaries, or proposals from third parties with respect thereto, (y) as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information regarding Parent and its operations, provided that Parent shall contemporaneously provide to Company’s counsel unredacted copies of any materials redacted pursuant to this subclause (y), and (z) as necessary or appropriate to address reasonable privilege concerns or reasonable confidentiality concerns relating to proprietary or commercially sensitive information regarding Company and its operations, provided that Company shall contemporaneously provide to Parent’s counsel unredacted copies of any materials redacted pursuant to this subclause (z). Each of the parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other parties in advance and, to the extent not prohibited or required otherwise by such Governmental Entity, gives the other party or if advisable the other parties’ outside counsel the opportunity to attend and participate.

Section 6.12 Takeover Laws. If any Takeover Law shall become applicable to the transactions contemplated by this Agreement, each of Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated by this Agreement.

Section 6.13 Public Announcements. Neither Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement without first providing the other party the opportunity to review and comment upon such release or announcement, unless such party determines in good faith that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement, in which event such party shall use its reasonable best efforts to provide an opportunity for the other party to review and comment upon such press release or other announcement prior to making any such press release or other announcement; provided each party and its respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by Parent and Company in compliance with this Section 6.13.

Section 6.14 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall, and shall, and Parent shall cause the Surviving Company to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of Company or any of its Subsidiaries (the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement of or in connection with any claim, Action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Company or any Subsidiary of Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby).

(b) For a period of six years after the Effective Time, Company shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by Company (provided that Company may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims arising from facts or events that occurred at or before the Effective Time (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement).

(c) All rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions under Company’s (or any Subsidiary of Company’s) limited liability company agreement, bylaws, or indemnification Contracts or undertakings existing in favor of those Persons who are, or were, directors and officers of Company (or any Subsidiary of Company) at or prior to the date of this Agreement shall survive the Merger. Without limiting the foregoing, the organizational documents of Company (or any Subsidiary of Company), from and after the Effective Time, shall contain provisions no less favorable to the Company Indemnified Parties with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the charter, limited liability company agreement and bylaws of Company (or any Subsidiary of Company), which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Company Indemnified Parties. In addition, from the Effective Time, Company shall, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including attorneys’ fees) of any Company Indemnified Party under this Section 6.14 (including in connection with enforcing the indemnity and other obligations referred to in this Section 6.14) as incurred to the fullest extent permitted under applicable Law for a period of 12 years from the Effective Time; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(d) If Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation, amalgamation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent shall assume or cause Company to continue to be bound by the obligations set forth in this Section 6.14. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or any of their Subsidiaries or their respective officers and directors, it being understood and agreed that the indemnification provided for in this Section 6.14 is not prior to, or in substation for, any claims under any such policies.

(e) The provisions of this Section 6.14 (i) shall survive the consummation of the Merger and continue in full force and effect, (ii) are intended to be for the benefit of, and shall be enforceable by a Company Indemnified Party, his or her heirs and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 6.15 Listing. Parent shall use its reasonable best efforts to cause the Parent Ordinary Shares to be issued (i) in the Merger and (ii) as Aggregate Merger Consideration to be admitted for listing on Euronext Oslo and the NYSE, as of (or, in the case of the portion of the Aggregate Merger Consideration issuable to the Consenting Members, as soon as practicable following) the Closing Date. Parent shall use its reasonable best efforts to maintain its existing listing on the NYSE until the Effective Time. This Section 6.15 will survive the consummation of the Merger.

Section 6.16 Stockholder or Member Litigation. In the event that any litigation or other Action of any shareholder or Company Member related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated or pending, or, to the Knowledge of the applicable party, threatened in writing, against any party or its Subsidiaries and/or the members of the board of directors of such party (or of any equivalent governing body of any Subsidiary of such party) prior to the Effective Time (or earlier termination of this Agreement), such party shall promptly notify the other party of any such stockholder or Company Member Action, give the other party the opportunity to participate in the defense or settlement of any such Action, and shall keep the other party reasonably informed with respect to the status thereof. No settlement of any such stockholder or Company Member action shall be agreed to without the other party’s consent (not to be unreasonably withheld, delayed or conditioned).

Section 6.17 Financing Matters.

(a) From the date of this Agreement until the Effective Time, Company on the one hand and Parent on the other shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to cooperate with the other as reasonably requested by the other in connection with obtaining or refinancing any debt financing of the other and its Affiliates, including by using reasonable best efforts to (a) furnish financial and other pertinent information of Company and its Subsidiaries in the case of Company and Parent and its Subsidiaries in the case of Parent to the providers of such debt financing solely to the extent necessary to show the pro forma impact of the transactions contemplated by this Agreement on them, (b) cooperate with the creation and perfection of pledge and security instruments effective as of the Effective Time and (c) provide pertinent information of Company and its Subsidiaries in the case of Company and Parent and its Subsidiaries in the case of Parent that is required in connection with the applicable debt financing under applicable “know your customer” and anti-money laundering rules and regulations and has been requested in writing at least ten Business Days prior to the Effective Time; provided that such party shall be reimbursed for any reasonable out-of-pocket costs incurred by such party in connection with such cooperation with respect to the other party’s debt financing.

(b) Notwithstanding anything to the contrary contained in Section 6.17(a), nothing in this Section 6.17 shall require any such cooperation to the extent that it would (i) require the parties hereto or any of their respective Subsidiaries or their respective Representatives, as applicable, to waive or amend any terms of this Agreement, (ii) unreasonably interfere with the ongoing business or operations of such party or any of its Subsidiaries, (iii) require a party or any of its Subsidiaries to take any action that will conflict with or violate the organizational documents of such party or any Laws or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Parent Material Contract or Company Material Contract, as the case may be, (iv) encumber any of the assets of such party or any of its Subsidiaries or otherwise be an issuer, guarantor or other obligor with respect to such debt financing prior to the Effective Time, (v) require a party or any of its Subsidiaries to pay, or commit to pay, any commitment or other fee or make any other payment, in each case, in connection with such debt financing prior to the Effective Time, (vi) require a party or any of its Subsidiaries to incur, or commit to incur, or be required to reimburse, or commit to reimburse, any cost, expense, liability or obligation or provide or agree to provide any indemnity, in each case, in connection with such debt financing prior to the Effective Time, (vii) require a party or any of its Subsidiaries to take any action that could subject any director, officer, employee, agent, manager, consultant, advisor or other representative of such party or any of its Subsidiaries to any actual or potential personal liability, (viii) provide any information regarding any post-Effective Time or pro forma cost savings, synergies, capitalization, ownership or other post-Effective Time pro forma adjustments, or prepare any pro forma financial statements or other post-Effective Time financial information, (ix) require a party or any of its Subsidiaries to provide access to or disclose information that such party determines in good faith could jeopardize any attorney client privilege of, or conflict with any confidentiality obligations binding on, such party or any of its Subsidiaries, (x) deliver any financial or other information that is not currently readily available or prepared in the ordinary course of business consistent with past practice of such party and its Subsidiaries at the time requested by the other party or (xi) require a party or any of its Subsidiaries to enter into or approve any financing, pledge, security or similar agreement, or any other agreement, certificate or other document related to such debt financing in connection with the foregoing prior to the Effective Time. Nothing in this Section 6.17 shall permit a party or any of its Subsidiaries to take any action otherwise prohibited by this Agreement.

Section 6.18 Approval of Merger Sub. Immediately following the execution and delivery of this Agreement by the parties, Parent, as the Merger Sub Member, shall adopt this Agreement and approve the Merger, in accordance with applicable Law, by written consent.

Section 6.19 Registration Statement.

(a) As promptly as practicable following the date hereof, Parent shall prepare (with Company’s reasonable cooperation) and file with the SEC a registration statement on Form F-4 pursuant to which the Parent Ordinary Shares issuable in the Merger and/or as Aggregate Merger Consideration (excluding those that are issuable to the Consenting Members) will be registered with the SEC (including the prospectus therein and any amendments or supplements, the “Registration Statement”). Parent will use its reasonable best efforts to cause the Registration Statement to be declared effective by the SEC by the Closing but in any event as soon as reasonably practicable after the initial filing thereof.

(b) Prior to the filing of the Registration Statement, Parent shall provide Company and its counsel a reasonable opportunity to review and comment on such documents, and Parent will consider, in good faith, incorporating any such comments of Company and/or its counsel prior to such filing.

(c) Each of Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested by such other party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation, filing and distribution of the Registration Statement and the resolution of any comments to either of the foregoing documents received from the SEC. Without limiting the generality of the foregoing, each of Company and Parent shall use its reasonable best efforts and will cooperate with one another to provide a duly executed officer’s certificate in support of any opinion(s) of counsel required to be issued in connection with the Registration Statement regarding the U.S. federal income tax treatment of the Merger. If at any time prior to the Closing, any information relating to Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by Company or Parent which is required to be set forth in an amendment or supplement to the Registration Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Company Members.

(d) The parties shall notify each other promptly of the receipt of any comments, whether written or oral, from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Registration Statement or for additional information and shall (A) supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement and (ii) all stop orders of the SEC relating to the Registration Statement and (B) provide each other with a reasonable opportunity to participate in the response to those comments and requests.

(e) Neither the initial filing of, nor any amendment or supplement to the Registration Statement will be made by a party without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed.

Section 6.20 Filings. Parent shall prepare and make such filings as are required under applicable state securities or “blue sky” laws in connection with the Merger, and Company shall use its reasonable best efforts to assist Parent as may be reasonably necessary to comply with such state securities or “blue sky” laws.

Section 6.21 Sale Bonus Award Agreement; Sale Bonus Award Termination Agreement. Except as otherwise contemplated by Section 3.4(b), Company shall not modify, amend, terminate or waive any rights under the Sale Bonus Award Agreement or the Sale Bonus Award Termination Agreement.

Section 6.22 Additional Agreements. In case at any time after the Effective Time any further action is reasonably necessary to carry out the purposes of this Agreement or to vest the surviving entity of the Merger with full title to all properties, assets, rights, approvals, immunities and franchises of either of the constituent corporations of the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger and the other transactions to be effected at the Closing as contemplated by this Agreement shall be subject to the fulfillment (or waiver in writing by Parent and Company) at or prior to and as of the Effective Time of the following conditions:

(a) The Company Member Approval shall have been duly obtained.

(b) No Order by any Governmental Entity of competent jurisdiction which makes illegal or prohibits the consummation of the Merger or the Parent Share Issuance shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction that, in any case, prohibits or makes illegal the consummation of the Merger or the Parent Share Issuance.

(c) Any applicable waiting period (and any extension thereof) under the HSR Act relating to the Merger shall have expired or been earlier terminated.

Section 7.2 Conditions to Obligations of Company to Effect the Merger. The obligations of Company to effect the Merger and the other transactions to be effected at the Closing as contemplated by this Agreement are further subject to the fulfillment (or waiver in writing by Company) at or prior to and as of the Effective Time of the following conditions:

(a) (i) The representations and warranties of Parent and Merger Sub set forth in this Agreement (other than the representations and warranties set forth in Section 5.1(a), Section 5.2, Section 5.3(a), Section 5.3(b), Section 5.3(c)(i), Section 5.10(b), Section 5.20 and Section 5.26) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, have a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded); (ii) the representations and warranties in the penultimate sentence of Section 5.2(b) and in Section 5.1(a) and Section 5.3(b) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representations or warranties expressly relate to an earlier date, in which case only as of such earlier date); and (iii) the representations and warranties of Parent and Merger Sub set forth in Section 5.2 (other than the penultimate sentence of Section 5.2(b)), Section 5.3(a) and (c)(i), Section 5.10(b), Section 5.20 and Section 5.26 shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order that is in effect and any applicable waiting period shall have elapsed.

(c) The Oslo Listing Document shall have been published by Parent in accordance with the Norwegian Securities Trading Act.

(d) Parent and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them at or prior to the Effective Time.

(e) Each of Parent and Merger Sub shall have delivered to Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying that the conditions set forth in Section 7.2(a) and Section 7.2(d) have been satisfied.

(f) The Aggregate Merger Consideration (other than the portion of the Aggregate Merger Consideration issuable to the Consenting Members) shall be issued under Article III without any restrictive notations or legends and (i) be eligible for listing and trading on the Euronext Oslo and (ii) have been approved for listing and trading on the NYSE, subject to official notice of issuance.

(g) Parent shall have executed and delivered to Company its signature page to the Registration Rights Agreement.

(h) Parent has submitted a report on continued listing to the OSE within the applicable time-period pursuant to Euronext Oslo Issuer Rules Section 4.7, and the OSE has confirmed to Parent that the listing of Parent on Euronext Oslo may continue following completion of the Merger.

Section 7.3 Conditions to Obligations of Parent to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger and the other transactions to be effected at the Closing as contemplated by this Agreement is further subject to the fulfillment (or waiver in writing by Parent) at or prior to and as of the Effective Time of the following conditions:

(a) (i) The representations and warranties of Company set forth in this Agreement (other than the representations and warranties set forth in Section 4.1(a), Section 4.2 (other than Section 4.2(b)), Section 4.3(a), Section 4.3(b), Section 4.3(c)(i), Section 4.11(b), Section 4.21 and Section 4.26) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties the circumstances giving rise to which would not, individually or in the aggregate, have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded); (ii) the representations and warranties in the penultimate sentence of Section 4.2(a) and in Section 4.1(a) and Section 4.3(b) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date, as though made on and as of such date (except to the extent any such representations or warranties expressly relate to an earlier date, in which case only as of such earlier date); and (iii) the representations and warranties of Company set forth in Section 4.2 (other than Section 4.2(b) and the penultimate sentence of Section 4.2(a)), Section 4.3(a) and (c)(i), Section 4.11(b), Section 4.21 and Section 4.26 shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

(b) Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time.

(c) Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of Company, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. Neither Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, respectively, on the failure of any condition set forth in Section 7.1, Section 7.2, or Section 7.3 as the case may be, to be satisfied if the failure to perform any material obligation required to be performed by such party has been the primary cause of the failure of such condition.

ARTICLE VIII

TERMINATION

Section 8.1 Termination and Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Member Approval has been obtained:

(a) by the mutual written consent of Company and Parent;

(b) by either Company or Parent:

(i) if the Effective Time shall not have occurred on or before September 30, 2023 (the “End Date”); provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not have breached its obligations under this Agreement in any manner that shall have been the primary cause of the failure to consummate the Merger on or before such date;

(ii) if any court of competent jurisdiction shall have issued or entered an Order permanently enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used such efforts as required by Section 6.11 to prevent, oppose and remove such injunction; or

(iii) if the Company Member Approval shall not have been obtained by the Consent Time.

(c) by Company, if Parent or Merger Sub shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(d) and (B) cannot be cured by the End Date or, if curable, is not cured (1) within thirty days following Company’s delivery of written notice to Parent of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Company delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

(d) by Parent, if Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (B) cannot be cured by the End Date or, if curable, is not cured (1) within thirty days following Parent’s delivery of written notice to Company of such breach (which notice shall specify in reasonable detail the nature of such breach or failure) or (2) within any shorter period of time that remains between the date Parent delivers the notice described in the foregoing subclause (1) and the day prior to the End Date; provided that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement.

Section 8.2 Manner and Effect of Termination. Any party terminating this Agreement pursuant to Section 8.1 shall give written notice of such termination to the other party in accordance with this Agreement specifying the provision or provisions of this Agreement pursuant to which such termination is being effected and the basis therefor described in reasonable detail. In the event of termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the parties or their respective Subsidiaries or Affiliates. Notwithstanding the foregoing: (a) no such termination shall relieve any party for liability for such party’s Willful Breach of this Agreement or for Fraud; and (b) (i) the Confidentiality Agreement (in accordance with its terms), and (ii) the provisions of Section 6.4(b), this Section 8.2, and Article IX, will survive the termination of this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger. This Section 9.1 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms contemplates performance in whole or in part after the Effective Time, which shall survive to the extent expressly provided for herein or therein. Notwithstanding anything to the contrary in this Agreement, Parent may not rely on a breach of Company’s representations and warranties set forth in this Agreement as a basis for not consummating the Merger or terminating this Agreement as a result of a failure of the conditions set forth in Section 7.3(a) if the event or circumstance causing such breach (i) was within the Knowledge of Parent prior to December 1, 2020, (ii) was not within the Knowledge of Company as of or prior to the date hereof and (iii) concerns a matter set forth in Section 9.1 of the Parent Disclosure Letter.

Section 9.2 Expenses; Transfer Taxes. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring or required to incur such expenses, except that (x) expenses incurred in connection with the printing and mailing of the Oslo Listing Document (including applicable filing fees), (y) expenses incurred in connection with the printing, filing and mailing of the Registration Statement (including applicable SEC filing fees) and (z) all fees paid in respect of any HSR Act or other regulatory filing shall be equally borne by Company and Parent. All transfer taxes (including but not limited to stamp taxes and duties)

incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by Parent. The parties shall reasonably cooperate in good faith to minimize, to the extent permissible (including seeking any applicable exemption certificate) under applicable Law, the amount of any such transfer taxes.

Section 9.3 Counterparts; Effectiveness. This Agreement may be executed and delivered in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties to this Agreement and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signatures transmitted by facsimile or other electronic transmission shall be accepted as originals for all purposes of this Agreement.

Section 9.4 Governing Law; Jurisdiction.

(a) Except to the extent that the laws of the jurisdiction of organization of any party hereto, or any other jurisdiction, are mandatorily applicable to the Merger or to matters arising under or in connection with this Agreement, this Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Each of the parties to this Agreement hereby agrees that this Agreement involves at least $100,000 and that this Agreement has been entered into in express reliance on 6 Del. C. § 2708.

(b) In addition, each of the parties to this Agreement irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party to this Agreement or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties to this Agreement hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action or proceeding relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties to this Agreement hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 9.4, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (I) the suit, action or proceeding in such court is brought in an inconvenient forum, (II) the venue of such suit, action or proceeding is improper or (III) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties to this Agreement agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 9.7.

Section 9.5 Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement), the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to obtain (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, (ii) an injunction restraining such breach or threatened breach (including failing to take such actions as are required of them hereunder to consummate this Agreement), and (iii) any other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereto. Each party acknowledges and agrees that (A) each party is entitled to specifically enforce the terms and provisions of this Agreement notwithstanding the availability of any monetary remedy, (B) the availability of any monetary remedy (1) does not adequately compensate or provide a remedy for the harm that would result from a breach of this Agreement and (2) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement, and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Company, Parent, nor Merger Sub would have entered into this Agreement.

(b) Each party further agrees that (i) no such party will oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument or show proof of actual damages in connection with or as a condition to obtaining any remedy referred to in this Section 9.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(c) To the extent any party hereto brings an Action, suit or proceeding to specifically enforce the performance of the terms and provisions of this Agreement (other than an Action to enforce specifically any provision that expressly survives the termination of this Agreement), the End Date shall automatically be extended to (i) the 20th Business Day following the resolution of such Action, suit or proceeding or (ii) such other time period established by the court presiding over such Action, suit or proceeding.

Section 9.6 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.6.

Section 9.7 Notices. Any notice required to be given hereunder shall be in writing, and sent by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of delivery, with such notice deemed to be given upon receipt), hand delivery (with such notice deemed to be given upon receipt) or by electronic mail transmission (with such notice deemed to have been given at the time of confirmation of transmission, and with such notice to be followed reasonably promptly with a copy delivered by one of the foregoing methods), addressed as follows:

To Company:

Aquadrill LLC

9821 Katy Freeway, Suite 715

Houston, Texas 77024

Attention: Steven L. Newman, CEO

Email: steven.newman@aquadrilloffshore.com

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street, 44th Floor

Houston, TX 77002

Attention: David Elder; David Sweeney; Patrick Hurley

Email: delder@akingump.com; dsweeney@akingump.com;

phurley@akingump.com

To Parent or Merger Sub:

Seadrill Limited

55 Par-la-Ville Road

Hamilton HM 11, Bermuda

Attention: Grant Creed

Email: Grant.Creed@seadrill.com;

            ContractNotices@seadrill.com

with a copy (which shall not constitute notice) to:

Baker Botts L.L.P.

910 Louisiana St

Houston, TX 77002

Attention: David Emmons;

                Clinton W. Rancher

Telephone: (713) 229-1234

Email: david.emmons@bakerbotts.com;

            clinton.rancher@bakerbotts.com

or to such other address as any party shall specify by written notice so given (subject to the proviso of the immediately following sentence), and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or received. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement and their respective permitted successors and assigns. Any purported assignment not permitted by this Section 9.8 shall be null and void.

Section 9.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable. Notwithstanding anything to the contrary, under no circumstances shall the rights of holders of Company Common Units or Parent Ordinary Shares as third-party beneficiaries pursuant to Section 9.10(b)(ii) be enforceable by such members and shareholders, respectively, or any other Person acting for or on their behalf other than Company or Parent, respectively, and such party’s successors in interest.

Section 9.10 Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement (including the exhibits, annexes and schedules to this Agreement) and the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

(b) Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than (i) as specifically provided in Section 2.5 and Section 3.9 (which shall be for the benefit of each Consenting Member and its Affiliates), Section 6.15 (which shall be for the benefit of all holders of Company Common Units and other Persons entitled to receive part of the Aggregate Merger Consideration hereunder), Section 6.14 (which shall be for the benefit of the Company Indemnified Parties from and after the Effective Time), and Section 9.12 (which shall be for the benefit of the Persons named in the second sentence thereof); (ii) the rights of holders of Company Common Units and Parent Ordinary Shares to pursue claims for damages and other relief, including equitable relief, for Parent’s or Company’s respective Willful Breach or Fraud; and (iii) the provisions of Article III with respect to holders of Company Common Units (which, from and after the Effective Time, shall be for the benefit of holders of Company Common Units as of the Effective Time); provided, however, that the rights granted pursuant to clause (ii) shall only be enforceable on behalf of such members of Company by Company in its sole and absolute discretion and on behalf of such shareholders of Parent by Parent in its sole and absolute discretion, it being understood and agreed that any and all interests in such claims shall attach to such Company Common Units or Parent Ordinary Shares, as applicable, and subsequently trade and transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by Company or Parent, as applicable, with respect to such claims (net of expenses incurred by such Person in connection therewith) may, in Company’s or Parent’s, as applicable, sole and absolute discretion, be (x) distributed, in whole or in part, by such party to the holders of Company Common Units or Parent Ordinary Shares, as applicable, of record as of any date determined by Company or Parent, as the case may be, or (y) retained by Company or Parent, as the case may be, for the use and benefit of Company or Parent, as applicable, on behalf of its members or shareholders, as applicable, in any manner such Person deems fit.

Section 9.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties, or in the case of a waiver, by the party against whom the waiver is to be effective; provided that after receipt of Company Member Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of any applicable stock exchange require further approval of the members of Company or the shareholders of Parent, the effectiveness of such amendment or waiver shall be subject to the approval of the members of Company or the shareholders of Parent, respectively. Notwithstanding the foregoing, no failure or delay by Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 9.12 Non-Recourse. Unless expressly agreed to otherwise by the parties in writing, this Agreement may only be enforced against, and any action in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement may only be brought against the Persons expressly named as parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director employee (including any officer), incorporator, manager, member, partner, shareholder, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or other Representative of any party or of any Affiliate of any party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a party), shall have any liability or other obligation for any obligation of any party under this Agreement or for any action in connection with, arising out of or otherwise resulting from this Agreement, any instrument or other document delivered pursuant to this Agreement; provided, however, that nothing in this Section 9.12 shall limit any liability or other obligation of the parties for breaches of the terms and conditions of this Agreement.

Section 9.13 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent or the Subject Joint Venture or a Subsidiary of Company to take any action, such requirement shall be deemed to include an undertaking (or in the case of the Subject Joint Venture, a reasonable undertaking) on the part of Parent or the Company, as the case may be, to cause such Subsidiary (and the Subject Joint Venture) to take such action.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SEADRILL LIMITED

By:	/s/ Martyn Svensen
Name: Martyn Svensen
Title: Vice President, Risk & Insurance

SEADRILL MERGER SUB, LLC

By:	/s/ Martyn Svensen
Name: Martyn Svensen
Title: Vice President, Risk & Insurance

[Signature Page to Agreement and Plan of Merger]

AQUADRILL LLC

By:	/s/ Steven Newman
Name: Steven Newman
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

Form of Voting and Support Agreement

[Omitted.]

EXHIBIT B

Form of Written Consent

[Omitted.]

EXHIBIT C

Form of Registration Rights Agreement

[Omitted.]

EXHIBIT D

Form of Amended and Restated

Limited Liability Company Agreement of the Surviving Company

[Omitted.]

SCHEDULE I

Final Exchange Ratio Calculations

Final Unit Exchange Ratio	= (Parent Net Shares + Parent Share Equivalent Strike Price) / Company Fully Diluted Units)

Where:

Parent Net Shares	= Aggregate Merger Consideration – Company Sale Bonus

= 30,645,160 – Company Sale Bonus

Parent Share Equivalent Strike Price	= (In-The-Money PARs x Strike Price) / VWAP
= (In-The-Money PARs x $27.52) / VWAP

In-The-Money PARs	= Outstanding PARs if Final Unit Exchange Ratio is greater than (Strike Price / VWAP), otherwise zero[1]

Company Fully Diluted Units	= Outstanding Common Units + Outstanding RSUs +
Outstanding PUs + In-The-Money PARs

Final PAR Exchange Ratio	= The greater of (i) ((Final Unit Exchange Ratio x VWAP) – Strike Price) / VWAP; and (ii) zero.

Example Calculation:

Assume:	Outstanding PARs = 570,000
Outstanding Common Units = 20,000,000
Outstanding RSUs = 122,104
Outstanding PUs = 105,700
VWAP = $30.99107

In-The-Money PARs = 570,000

Company Fully Diluted Units = 20,797,804

Company Sale Bonus (per Schedule II calculation) = 1,671,432.69865

[1]

For purposes of determining whether Final Unit Exchange Ratio is greater than (Strike Price / VWAP), Final Unit Exchange Ratio should initially be calculated assuming In-The-Money PARs equal Outstanding PARs. If Final Unit Exchange Ratio calculated under this assumption is not greater than (Strike Price / VWAP), In-The-Money PARs shall equal zero and Final Unit Exchange Ratio shall be recalculated accordingly.

Parent Net Shares	= 30,645,160 – 1,671,432.69865
= 28,973,727.30135

Parent Share Equivalent Strike Price	= (570,000 x $27.52) / $30.99107
= 506,158.70959

Final Unit Exchange Ratio	= (28,973,727.30135 + 506,158.70959) / 20,797,804
= 1.41745

Final PAR Exchange Ratio	= ((1.41745 x $30.99107) – $27.52) / $30.99107
= 0.52945

Parent Ordinary Shares to be issued:

Company Common Units	= 1.41745 x 20,000,000 = 28,349,037 Parent Ordinary Shares
RSUs	= 1.41745 x 122,104 = 173,077 Parent Ordinary Shares
PUs	= 1.41745 x 105,700 = 149,825 Parent Ordinary Shares
PARs	= 0.52945 x 570,000 = 301,789 Parent Ordinary Shares
Company Sale Bonus	= 1,671,433 Parent Ordinary Shares
= 30,645,160 Parent Ordinary Shares

2

SCHEDULE II

Company Sale Bonus Calculation

Company Sale Bonus	=	Actual Bonus Pool / VWAP

Actual Bonus Pool	=	Interest Factor Adjustment x (Total Monetization Value x Applicable Target Bonus Pool as % of TMV)

Interest Factor Adjustment	=	1.1[x] Where [x] = number of days from and including the Closing Date through and excluding May 24, 2024 / 365

Total Monetization Value	=	Outstanding Common Units x Interim Exchange Ratio x VWAP

Interim Exchange Ratio	=	(Aggregate Merger Consideration + Interim Parent Share Equivalent Strike Price) / Interim Company Fully Diluted Units

Interim Parent Share Equivalent Strike Price	=	(Interim In-The-Money PARs x Strike Price) / VWAP

Interim In-The-Money PARs	=	Outstanding PARs if Interim Exchange Ratio is greater than (Strike Price / VWAP), otherwise zero [1]

Interim Company Fully Diluted Units	=	Outstanding Common Units + Outstanding RSUs + Outstanding PUs + Interim In-The-Money PARs

The term “Applicable Target Bonus Pool as % of TMV” as used in the calculation of Actual Bonus Pool shall be a percentage that varies based on the Total Monetization Value, determined as follows:

Total Monetization Value	Applicable Target Bonus Pool as % of TMV
$0 to $267,800,000	0%

From $267,800,001 to $617,800,000	An amount from 0% at $267,800,000 and 3.5% at $617,800,000, with linear interpolation of such percentage starting from $267,800,000 and ending at $617,800,000

From $617,800,001 to $917,800,000	An amount from 3.5% at $617,800,000 to 5% at $917,800,000, with linear interpolation of such percentage starting from $617,800,000 and ending at $917,800,000

More than $917,800,000	5%

[1]

For purposes of determining whether Interim Exchange Ratio is greater than (Strike Price / VWAP), Interim Exchange Ratio should initially be calculated assuming Interim In-The-Money PARs equal Outstanding PARs. If Interim Exchange Ratio calculated under this assumption is not greater than (Strike Price / VWAP), Interim In-The-Money PARs shall equal zero and Interim Exchange Ratio shall be recalculated accordingly.

For the avoidance of doubt, notwithstanding anything to the contrary set forth in the Sale Bonus Award Agreement, the Actual Bonus Pool will be calculated in connection with the Closing as described herein and paid as soon as is reasonably practicable following the Closing, subject to the conditions of, and as described in, the Merger Agreement.

Example Calculation:

Assume:	Outstanding PARs	= 570,000
	Outstanding Common Units	= 20,000,000
	Outstanding RSUs	= 122,104
	Outstanding PUs	= 105,700
	VWAP	= $30.99107
	Closing Date	= March 31, 2023

	Interim In-The-Money PARs	= 570,000

	Interim Parent Share Equivalent Strike Price	= (570,000 x $27.52) / $30.99107

= 506,158.70959

	Interim Company Fully Diluted Units	= 20,797,804

	Interim Exchange Ratio	= (30,645,160 + 506,158.70959) / 20,797,804
= 1.49782

	Total Monetization Value	= 20,000,000 x 1.49782 x $30.99107
= $928,379,456.52454

	Applicable Target Bonus Pool as % of TMV	= 5.00000%

	Interest Factor Adjustment	= 1.1(420/365)
= 1.11591

	Actual Bonus Pool	= 1.11591 x $928,379,456.52454x 0.0500000
= $51,799,487.76415

	Company Sale Bonus	= $51,799,487.76415 / $30.99107
= 1,671,432.69865

2